   As Filed with the Securities and Exchange Commission on January 27, 1999.

                                                       Registration No.
                                                                        811-5817
--------------------------------------------------------------------------------
                      Securities and Exchange Commission
                            Washington, D.C. 20549
--------------------------------------------------------------------------------

                                   FORM N-4
            Registration Statement Under the Securities Act of 1933   [X]

            Pre-Effective Amendment No.                               [ ]
                                        ----
            Post-Effective Amendment No.                              [ ]
                                        ----
                                    and/or

        Registration Statement Under the Investment Company Act of 1940

                                 Amendment No.  16                    [X]
                                               ----

--------------------------------------------------------------------------------

               CANADA LIFE OF AMERICA VARIABLE ANNUITY ACCOUNT 1
                          (Exact Name of Registrant)

                   CANADA LIFE INSURANCE COMPANY OF AMERICA
                              (Name of Depositor)

                             330 University Avenue
                            Toronto, Canada M5G 1R8
              (Address of Depositor's Principal Executive Office)
                 Depositor's Telephone Number:  (416) 597-1456

                                 Roy W. Linden
                             330 University Avenue
                            Toronto, Canada M5G 1R8
                    (Name and Address of Agent for Service)

                                   Copy to:
                           Stephen E. Roth, Esquire
                       Sutherland, Asbill, & Brennan LLP
                        1275 Pennsylvania Avenue, N.W.
                          Washington, D.C. 20004-2404

  Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.

  Title of Securities Being Registered: Individual Flexible Premium Variable Annuity Contracts.

  The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                                    PART A



                 INFORMATION REQUIRED TO BE IN THE PROSPECTUS

                   CANADA LIFE INSURANCE COMPANY OF AMERICA
   ADMINISTRATIVE OFFICE: 6201 POWERS FERRY ROAD, NW, ATLANTA, GEORGIA 30339
                             PHONE: 1-800-905-1959
--------------------------------------------------------------------------------

                           VARIFUND PREMIUM PLUS(SM)
                                  PROSPECTUS
                          VARIABLE ANNUITY ACCOUNT 1
               FLEXIBLE PREMIUM VARIABLE DEFERRED ANNUITY POLICY

This Prospectus describes the flexible premium variable deferred annuity policy (the Policy) offered by Canada Life Insurance Company of America (We, Our, Us or the Company).

The Owner (Policyowner or You) may choose among the 30 divisions (the Sub-Accounts) of the Canada Life of America Variable Annuity Account 1 (the Variable Account) and/or the Fixed Account. Assets in each Sub-Account are invested in corresponding portfolios of the following fund companies (the Funds):

         The Alger American Fund (Alger American)
         Berger Institutional Products Trust (Berger Trust)
         Canada Life of America Series Fund, Inc. (CLASF)
         The Dreyfus Socially Responsible Growth Fund, Inc. (Dreyfus Socially Responsible)
         Dreyfus Variable Investment Fund (Dreyfus)
         Fidelity Investments Variable Insurance Products Fund (Fidelity VIP) Fidelity Investments Variable Insurance Products Fund II (Fidelity VIP II)
         Fidelity Investments Variable Insurance Products Fund III (Fidelity VIP III)
         Goldman Sachs Variable Insurance Trust (Goldman)
         The Montgomery Funds III (Montgomery)
         Seligman Portfolios, Inc. (Seligman)

The Policy Value will vary according to the investment performance of the portfolio(s) in which the Sub-Accounts you choose are invested, until the Policy Value is applied to a payment option. You bear the entire investment risk on amounts allocated to the Variable Account.

This Prospectus provides basic information that a prospective Policyowner ought to know before investing. Additional information is contained in the Statement of Additional Information, which has been filed with the Securities and Exchange Commission. The Statement of Additional Information is dated the same date as this Prospectus and is incorporated herein by reference. The Table of Contents for the Statement of Additional Information is included on the last page of this Prospectus. You may obtain a free copy of the Statement of Additional Information by writing or calling Us at the address or phone number shown above.

Please read this Prospectus carefully before buying a policy and keep it for future reference. This Prospectus must be accompanied by current prospectuses for the Funds. The Funds' prospectuses are attached to this Prospectus.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES NOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Policies and the Funds are not insured by the FDIC nor any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. The Policy described in this Prospectus is subject to market fluctuation, investment risk and possible loss of principal.

                    The date of this Prospectus is   ,1999.

                               TABLE OF CONTENTS


SUMMARY...................................................................   3
TABLE OF EXPENSES.........................................................   8
THE COMPANY...............................................................  14
THE VARIABLE ACCOUNT, THE FUNDS AND THE
FIXED ACCOUNT.............................................................  14
    The Variable Account..................................................  14
    The Funds.............................................................  15
         Bond Portfolio...................................................  16
         Capital Portfolio................................................  16
         International Equity Portfolio...................................  16
         Managed Portfolio................................................  16
         Alger American Growth Portfolio..................................  17
         Alger American Leveraged AllCap Portfolio........................  17
         Alger American MidCap Growth Portfolio...........................  17
         Alger American Small Capitalization Portfolio....................  17
         Berger/BIAM IPT-International Fund...............................  18
         Berger IPT-Small Company Growth Fund.............................  18
         Dreyfus Capital Appreciation Portfolio...........................  19
         Dreyfus Growth and Income Portfolio..............................  19
         Fidelity VIP Growth Portfolio....................................  19
         Fidelity VIP High Income Portfolio...............................  19
         Fidelity VIP Overseas Portfolio..................................  19
         Fidelity VIP II Asset Manager Portfolio..........................  20
         Fidelity VIP II Contrafund Portfolio.............................  20
         Fidelity VIP II Index 500 Portfolio..............................  20
    Fidelity Investments Variable Insurance Products Fund III.............  20
         Fidelity VIP III Growth Opportunities Portfolio..................  20
    Goldman Sachs Variable Insurance Trust................................  21
         Goldman Sachs Capital Growth Portfolio...........................  21
         Goldman Sachs CORE U.S. Equity Portfolio.........................  21
         Goldman Sachs Global Income Portfolio............................  21
         Goldman Sachs Growth and Income Portfolio........................  21
         Montgomery Variable Series: Emerging Markets Fund................  21
         Montgomery Variable Series: Growth Fund..........................  21
         Seligman Portfolios, Inc.........................................  22
         Seligman Communications and Information Portfolio................  22
         Seligman Frontier Portfolio......................................  22
         Reserved Rights..................................................  22
         Change in Investment Objective...................................  22
    The Fixed Account.....................................................  23
         Guarantee Amount.................................................  23
         Guarantee Periods................................................  24
         Market Value Adjustment..........................................  25
DESCRIPTION OF ANNUITY POLICY.............................................  26
    Ten Day Right to Examine Policy.......................................  26
    Premium ..............................................................  26
         Initial Premium..................................................  26
         Additional Premium...............................................  27
         Premium Enhancement..............................................  27
         Pre-Authorized Check Agreement Plan..............................  28
         Electronic Data Transmission of Application Information..........  28
         Wire Transmittal Privilege.......................................  28
         Net Premium Allocation...........................................  29
    Cash Surrender Value..................................................  29
    Policy Value..........................................................  29
    Variable Account Value................................................  29
         Units ...........................................................  29
         Unit Value.......................................................  30
         Net Investment Factor............................................  30
    Transfers.............................................................  30
         Transfer Privilege...............................................  30
         Telephone Transfer Privilege.....................................  31
         Intouch(R)Voice Response System..................................  31
         Dollar Cost Averaging Privilege..................................  31
         Transfer Processing Fee..........................................  32
    Payment of Proceeds...................................................  32
         Proceeds ........................................................  32
         Proceeds on Annuity Date.........................................  32
         Proceeds on Surrender............................................  33
         Proceeds on Death of Last Surviving Annuitant Before Annuity Date
               (The Death Benefit)........................................  33
         Proceeds on Death of Any Policyowner.............................  34
         Interest on Proceeds.............................................  35
    Partial Withdrawals...................................................  35
         Systematic Withdrawal Privilege..................................  36
    Portfolio Rebalancing.................................................  37
    Postponement of Payment...............................................  37
    Charges Against the Policy, Variable Account, and Funds...............  37
         Surrender Charge.................................................  37
         AnnualAdministration Charge......................................  38
         Daily Administration Fee.........................................  39
         Transfer Processing Fee..........................................  39
         Mortality and Expense Risk Charge................................  39
         Waiver of Surrender Charge.......................................  40
         Reduction or Elimination of Surrender Charges and Annual
               Administration Charges.....................................  40
         Taxes ...........................................................  41
         Other Charges Including Investment Advisory Fees.................  41
    Payment Options.......................................................  41
         Election of Options..............................................  42
         Description of Payment Options...................................  42
         Payment Dates....................................................  42
         Age and Survival of Annuitant....................................  42
    Other Policy Provisions...............................................  43
         Policyowner......................................................  43
         Beneficiary......................................................  43
         Termination......................................................  43
         Written Notice...................................................  44
         Periodic Reports.................................................  44
         Assignment.......................................................  44
         Modification.....................................................  44
         Notification of Death............................................  44
YIELDS AND TOTAL RETURNS..................................................  45
TAX DEFERRAL..............................................................  46
FEDERAL TAX STATUS........................................................  47
    Introduction..........................................................  47
    The Company's Tax Status..............................................  47
    Tax Status of the Policy..............................................  48
         Diversification Requirements.....................................  48
         Policyowner Control..............................................  48
         Required Distributions...........................................  48
    Taxation of Annuities.................................................  49
         In General.......................................................  49
         Withdrawals/Distributions........................................  50
         Annuity Payments.................................................  50
         Taxation of Death Benefit Proceeds...............................  50
         Penalty Tax on Certain Withdrawals...............................  50
    Transfers, Assignments, or Exchanges of a Policy......................  51
    Withholding...........................................................  51
    Multiple Policies.....................................................  51
    Possible Tax Changes..................................................  52
    Taxation of Qualified Plans...........................................  52
         Individual Retirement Annuities and Simplified Employee Pensions
               (SEP/IRAs).................................................  52
         SIMPLE Individual Retirement Annuities...........................  53
         ROTH Individual Retirement Annuities.............................  53
         Minimum Distribution Requirements................................  53
         Corporate And Self-Employed (H.R.10 and Keogh) Pension And
               Profit-Sharing Plans.......................................  54
         Deferred Compensation Plans......................................  54
         Tax-Sheltered Annuity Plans......................................  55
    Other Tax Consequences................................................  55
RESTRICTIONS UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM..................  55
DISTRIBUTION OF POLICIES..................................................  56
LEGAL PROCEEDINGS.........................................................  56
VOTING RIGHTS.............................................................  56
INSURANCE MARKETPLACE STANDARDS ASSOCIATION...............................  57
PREPARING FOR YEAR 2000...................................................  57
FINANCIAL STATEMENTS......................................................  58
DEFINITIONS...............................................................  59
STATEMENT OF ADDITIONAL INFORMATION - TABLE OF CONTENTS...................  61
APPENDIX A: STATE PREMIUM TAXES...........................................  62

                                    SUMMARY

This summary provides a brief description of some of the features and charges of the Policy offered by Us. You will find more detailed information in the rest of this Prospectus, the Statement of Additional Information and the Policy. Please keep the Policy and its riders or endorsements, if any, together with the application. Together they are the entire agreement between You and Us.

HOW DO I PURCHASE A POLICY?

You may purchase a Policy with a premium payment of at least $5,000 (generally $2,000 if the Policy is an Individual Retirement Annuity (IRA)). You may purchase a Policy with a premium of $100 (generally $50 if the Policy is an IRA), if the premium payment is submitted with a pre-authorized check (PAC) agreement. See "Premiums" and "Pre-Authorized Check Agreement Plan."

CAN I MAKE ADDITIONAL PREMIUM PAYMENTS?

You may make additional premium payments during any Annuitant's lifetime and before the Annuity Date. Additional premium payments must be at least $1,000 or $100 per month if paid by PAC (or $50 per month if paid by PAC and the Policy is an IRA). You must obtain prior approval before Your total premiums paid can exceed $1,000,000. See "Premiums."

HOW DOES THE PREMIUM ENHANCEMENT FEATURE WORK?

A Premium Enhancement is a benefit we pay when You make a premium payment. Generally, We will add 4.00% (Premium Enhancement Rate) of your premium payment to the Policy Value. Any premium payments received if the Owner is between ages 71 and 80 will receive a Premium Enhancement Rate of 3.00%. If the Owner is attained age 81 or older, any premium payments made will not receive a Premium Enhancement. See "Premium Enhancement."

HOW DOES THE TEN DAY RIGHT TO EXAMINE THE POLICY WORK?

Generally, You have ten days after You receive the Policy to decide if You would like to cancel the Policy. Depending on which state you live in, we will return either the Policy Value or the full premium paid (without interest and less the amount of any partial withdrawals). If the Policy is issued as an IRA and canceled within 7 days, We will return all premiums if the premiums are greater than the amount otherwise payable. The right to examine period and the amount refunded may vary from state to state. See "Ten Day Right to Examine Policy."

WHAT IS THE PURPOSE OF THE VARIABLE ACCOUNT?

The Variable Account is a separate investment account that consists of 30 Sub-Accounts. Before the Policy Value is applied to a payment option, amounts in the Variable Account will vary according to the investment performance of the portfolios of the Fund(s) in which Your elected Sub-Accounts are invested. You may allocate Your Net Premiums among the Fixed Account and the 30 Sub-Accounts of the Variable Account. Any Premium Enhancement will be allocated the same way as your Net Premiums. The assets of each Sub-Account are invested in the corresponding portfolios of the Funds that are listed on the cover page of this Prospectus. See "The Variable Account" and "The Funds."

HOW DOES THE FIXED ACCOUNT WORK?

You may allocate all or part of Net Premiums or make transfers from the Variable Account to several sections (the Guarantee Periods) of the Fixed Account selected by You.

     . Currently, You may select a Guarantee Period with a duration of one, three, five, seven, or ten years.
     . If the amount in a Guarantee Period remains until the end of the Guarantee Period, the value of the amount will equal the amount originally placed in the Guarantee Period increased by an interest rate, annually compounded, designated for that Guarantee Period.

Market Value Adjustment. A surrender, withdrawal, or transfer made before the end of a Guarantee Period is subject to an adjustment that may increase or decrease the amount in the Guarantee Period. The adjustment never results in a reduction of earnings to less than 3 percent per year on the amount allocated to the Guarantee Period. This adjustment does not apply to the one year Guarantee Period. The Fixed Account, Market Value Adjustment and certain Guarantee Periods may not be available in all jurisdictions. The Fixed Account is not affected by the investment performance of the Variable Account. See "The Fixed Account" and "Market Value Adjustment."

WHEN WILL I RECEIVE PAYMENTS?

After the Policy Value is transferred to a payment option, We will pay proceeds in equal amounts monthly, quarterly or annually during the payee's lifetime or for 10 years, whichever is longer, unless You have elected another payment option. See "Proceeds on Annuity Date."

WHAT HAPPENS IF THE OWNER DIES?

If any Owner dies before the Policy Value is transferred to a payment option, We will pay the Beneficiary the Policy Value as of the date we receive proof of the Owner's death. See "Proceeds on Death of Any Policyowner."

WHAT HAPPENS IF THE LAST SURVIVING ANNUITANT DIES?

If the Last Surviving Annuitant dies before the Policy Value is transferred to a payment option, We will pay the Beneficiary a Death Benefit.

The Death Benefit is the greater of:
     1. the premiums paid, adjusted for any partial withdrawals, surrender charges and incurred taxes, and less any Premium Enhancements applied during the 12 month period prior to the date of death; or
     2. the Policy Value on the date We receive Due Proof of Death, less any Premium Enhancements applied in the 12 month period prior to the date of death.

For Policyowners who have chosen on the application to pay an additional Mortality and Expense Risk Charge of 0.15% the Death Benefit is the greatest of:

     1.   item "1." above;
     2.   item "2." above; or

     3. the greatest Policy Value on any Policy Anniversary occurring before both the date the Last Surviving Annuitant attained age 81 and the date We receive Due Proof of the Annuitant's death This value will be adjusted for any partial withdrawals, surrender charges, incurred taxes, and premium paid that occur after such Policy Anniversary. The value will also be reduced by any Premium Enhancements applied in the 12 month period prior to the date of death.

If on the date the Policy was issued any Annuitant was attained age 81 or older, either Death Benefit is the Policy Value on the date We receive Due Proof of Death.

See "Proceeds on Death of Last Surviving Annuitant Before Annuity Date (The Death Benefit)."

CAN I GET MONEY OUT OF MY POLICY?

You may withdraw part or all of the Cash Surrender Value at any time before the earlier of the death of the Last Surviving Annuitant, the death of any Owner, or the date when the value in the Policy is transferred to a payment option, subject to certain limitations. See "The Fixed Account," "Partial Withdrawals" and "Proceeds on Surrender." A partial withdrawal or a surrender may incur federal income tax, including a federal penalty tax. See "FEDERAL TAX STATUS."

WHAT CHARGES WILL I PAY?

Surrender Charge: A surrender charge may be deducted when a partial withdrawal or cash surrender is made.

The amount withdrawn is first taken from any investment earnings in the Variable Account and interest earned in the Fixed Account available at the time the request is made. Then, further amounts withdrawn will be taken from premiums starting with the oldest premium paid.

Withdrawal or surrender of the following will not incur a surrender charge:

  .   100% of investment earnings in the Variable Account
  .   100% of interest earned in the Fixed Account
  . 10% of total premiums paid less than 9 years from the date of withdrawal or surrender
  . 100% of premiums paid 9 years or more from the date of withdrawal or surrender
  . Amounts required to be withdrawn pursuant to federal tax laws (see "Minimum Distribution Requirements")

If a surrender charge does apply, the following percentages will be used to calculate the amount of the charge:

  Policy Years Since Premium Was Paid
  -----------------------------------

     Less than 1.............................................................................................  8.5%
     At least 1, but less than 2.............................................................................  8.5%
     At least 2, but less than 3.............................................................................    8%
     At least 3, but less than 4.............................................................................    8%
     At least 4, but less than 5.............................................................................    7%
     At least 5, but less than 6.............................................................................    6%
     At least 6, but less than 7.............................................................................    5%
     At least 7, but less than 8.............................................................................    4%
     At least 8, but less than 9.............................................................................    2%
     At least 9..............................................................................................  None

Any surrender charge will be deducted from the amount requested for withdrawal or surrender.

See "Surrender Charge."

Annual Administration Charge: We deduct an Annual Administration Charge of $30 for the prior Policy Year on each Policy Anniversary. We will also deduct this charge for the current Policy Year if the Policy is surrendered for its Cash Surrender Value, unless the surrender occurs on the Policy Anniversary. If the Policy Value on the Policy Anniversary is $75,000 or more, We will waive the Annual Administration Charge for the prior Policy Year. We will also waive the Annual Administration Charge if the Policy is a Tax-Sheltered Annuity. See "Annual Administration Charge."

Daily Administration Fee: We also deduct a daily administration fee each day at an annual rate of 0.35% from the assets of the Variable Account. See "Daily Administration Fee."

Transfer Processing Fee: The first 12 transfers during each Policy Year are free. We currently assess a $25 transfer fee for the 13th and each additional transfer in a Policy Year. See "Transfer Processing Fee."

Mortality and Expense Risk Charge: We deduct a mortality and expense risk charge each day from the assets of the Variable Account at an annual rate of 1.25%. We charge an additional 0.15% if You choose on the application to receive an Enhanced Death Benefit. See "Annualized Mortality and Expense Risk Charge" and "Proceeds on Death of Last Surviving Annuitant Before Annuity Date (The Death Benefit)."

Premium Taxes: In some states, In some states, a charge for applicable premium taxes ranging from 0 - 3.5% is deducted from the premium when paid, resulting in Net Premium. See "Taxes."

Investment Management Fees: Charges for the investment management services and operating expenses are deducted daily from each portfolio of each Fund. See "Other Charges Including Investment Advisory Fees" and the attached Fund prospectuses.

ARE THERE ANY OTHER POLICY PROVISIONS?

For information concerning the Owner, Beneficiary, Written Notice, periodic reports, assignment, modification and other important Policy provisions, see "Other Policy Provisions."

HOW WILL THE POLICY BE TAXED?

For a brief discussion of Our current understanding of the federal tax laws concerning Us and the Policy see "FEDERAL TAX STATUS."

WHAT IF I HAVE QUESTIONS?

We will be happy to answer Your questions about the Policy or Our procedures. Call or write to Us at the phone number or address on page 1. All inquiries should include the Policy number and the names of the Owner and the Annuitant.

If You have questions concerning Your investment strategies, please contact Your registered representative.

                               TABLE OF EXPENSES

This table is intended to assist You in understanding the various costs and expenses that You will bear directly or indirectly. It reflects expenses of the Variable Account as well as the Funds.

Expense Data

The following information regarding expenses assumes that the entire Policy Value is in the Variable Account.

     POLICYOWNER TRANSACTION EXPENSES
     --------------------------------
     Sales load on purchase payments..........................................................................  None
     Maximum contingent deferred sales charge as a percentage of amount surrendered
        (10% of total premiums paid within 9 years from the date of withdrawal or surrender and 100% of earnings are free of any sales load.
        See "Charges Against the Policy, Variable Account, and Funds." )......................................  8.50%

     Transfer fee
     ------------
        Current Policy - First 12 transfers each Policy Year..................................................  No fee
        Each transfer thereafter .................................................................$25 per transfer
         Transfer fee when using the Intouch(R) Voice Response System                                           No fee

     ANNUAL ADMINISTRATION CHARGE
     ----------------------------
     Per Policy per Policy Year:..............................................................................  $30
        (waived for the prior Policy Year if the Policy Value is $75,000 or more on the Policy
        Anniversary  or if the Policy is a Tax-Sheltered Annuity)

     VARIABLE ACCOUNT ANNUAL EXPENSES
     --------------------------------
     (as a percentage of average account value)
     Mortality and expense risk charges.......................................................................  1.25%
     Annual rate of daily administration fee..................................................................  0.35%
                                                                                                                -----
     Total Variable Account annual expenses...................................................................  1.60%

     VARIABLE ACCOUNT ANNUAL EXPENSES (IF ENHANCED DEATH BENEFIT CHOSEN)
     --------------------------------
     (as a percentage of average account value)
     Mortality and expense risk charges.......................................................................  1.40%
     Annual rate of daily administration fee..................................................................  0.35%
                                                                                                                -----
     Total Variable Account annual expenses...................................................................  1.75%

     PORTFOLIOS' ANNUAL EXPENSES FOR THE YEAR ENDED DECEMBER 31, 1998
     ----------------------------------------------------------------
     (as a percentage of average net assets)

                                                                                            OTHER EXPENSES            TOTAL
                                                                    MANAGEMENT              (AFTER EXPENSE            ANNUAL
                            PORTFOLIO                                 FEES                  REIMBURSEMENT)**         EXPENSES
                            ---------                                 ----                  -------------            --------
     Bond

     Capital

                                                                                            OTHER EXPENSES            TOTAL
                                                                    MANAGEMENT              (AFTER EXPENSE            ANNUAL
                            PORTFOLIO                                 FEES                  REIMBURSEMENT)**         EXPENSES
                            ---------                                 ----                  -------------            --------
     International Equity

     Managed

     Money Market

     Value Equity

     Alger American Growth

     Alger American Leveraged AllCap

     Alger American MidCap Growth

     Alger American Small Capitalization

     Berger/BIAM IPT-International

     Berger IPT-Small Company Growth

      Dreyfus Capital Appreciation

     Dreyfus Growth and Income

     Dreyfus Socially Responsible

     Fidelity VIP Growth

     Fidelity VIP High Income

     Fidelity VIP Overseas

     Fidelity VIP II Asset Manager

     Fidelity VIP II Contrafund

     Fidelity VIP II Index 500

     Fidelity VIP III Growth Opportunities

     Goldman Sachs Capital Growth                                                                 *

     Goldman Sachs CORE U.S. Equity                                                               *

     Goldman Sachs Global Income                                                                  *

     Goldman Sachs Growth and Income                                                              *

     Montgomery Variable Series: Emerging Markets

     Montgomery Variable Series: Growth

     Seligman Communications and Information

     Seligman Frontier

     * As Goldman Sachs Capital Growth, Goldman Sachs CORE U.S. Equity, Goldman Sachs Global Income and Goldman Sachs Growth and Income Sub-Accounts did not commence operations until May 1, 1999, the "Other Expenses" for these Sub-Accounts are based on estimated amounts for the current fiscal year.

     ** We currently reimburse CLASF for expenses that exceed % of the average daily net assets of Managed, Bond, Value Equity, Capital and International Equity Portfolios, and % of the Money Market Portfolio. Absent such reimbursement, the "Other Expenses" for the Money Market Portfolio would have been %, for the Bond Portfolio %, and for the International Equity Portfolio %. "Other Expenses" for the Managed, Value Equity, and Capital Portfolios did not exceed the reimbursement level of %.

         A portion of the brokerage commissions that certain Fidelity VIP Growth Portfolio, Fidelity VIP Overseas Portfolio and Fidelity VIP II Asset Manager Portfolio Funds pay was used to reduce Fund expenses. In addition, certain Funds have entered into arrangements with their custodian and transfer agent whereby interest earned on uninvested cash balances was used to reduce custodian and transfer agent expenses. Including these reductions, the total operating expenses presented in the table would have been % for Fidelity VIP Growth Portfolio, % for Fidelity VIP Overseas Portfolio, and % for Fidelity VIP II Asset Manager Portfolio. Fidelity VIP II Index 500 fund expenses were voluntarily reduced by the Funds' investment adviser. Absent reimbursement, the management fee, other expenses, and total expenses would have been %, %, and % respectively.

         The Manager of the Montgomery Variable Series: Emerging Markets Fund and the Montgomery Variable Series: Growth Fund has agreed to reduce some or all of its management fees if necessary to keep total annual operating expenses, expressed on an annualized basis, for the Emerging Markets Fund and the Growth Fund at or below % and %, respectively, of average net assets. The Manager also may voluntarily reduce additional amounts to increase the return to policyowners investing in the Montgomery Variable Series: Emerging Markets Fund and/or the Montgomery Variable Series: Growth Fund. The Manager may terminate these voluntary reductions at any time. Any reductions made by the Manager in its fees are subject to reimbursement by the Montgomery Variable Series:
         Emerging Markets Fund and the Montgomery Variable Series: Growth Fund within the following three years, provided the Portfolios are able to effect such reimbursement and remain in compliance with applicable expense limitations. The Management Fees, Other Expenses and Total Annual Expenses absent voluntary reimbursements for the Montgomery Variable Series: Growth Fund were %, % and %; and %, %, and % for the Montgomery Variable Series: Emerging Markets Fund. For the Montgomery Variable Series: Emerging Markets Fund and Montgomery Variable Series:
         Growth Fund, the applicable expense limitation for the current fiscal year is % and %, respectively, and total expenses for the Montgomery Variable Series: Emerging Markets Fund and Montgomery Variable Series:
         Growth Fund are expected to be % and %, respectively.

         The Managers of the Berger/BIAM IPT-International Fund and Berger IPT-Small Company Growth Fund have voluntarily agreed to waive their management fees and expect to voluntarily reimburse the Funds for additional expenses to the extent that the Funds' total annual expenses exceed % and %, respectively.

         There is no assurance that these waiver or reimbursement policies will be continued in the future. If any of these policies are discontinued, it will be reflected in an updated prospectus.

The data with respect to the Portfolios' annual expenses have been provided to us by the Funds and we have not independently verified such data.

For a more complete description of the various costs and expenses, see "Charges Against The Policy, Variable Account, And Funds," and the Funds' prospectuses. In addition to the expenses listed above, premium taxes may be applicable (see "Appendix A: State Premium Taxes") and a Market Value Adjustment may apply to amounts held in the Fixed Account (see "Market Value Adjustment").

EXAMPLES

A Policyowner would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets:

     1. If the Policy is surrendered at the end of the applicable time period:

                        SUB-ACCOUNT                         1 YEAR          3 YEARS
                        -----------                         ------          -------
     Bond

              SUB-ACCOUNT                                   1 YEAR          3 YEARS
              -----------                                   ------          -------
     Capital
     International Equity
     Managed
     Money Market
     Value Equity
     Alger American Growth
     Alger American Leveraged AllCap
     Alger American MidCap Growth
     Alger American Small Capitalization
     Berger/BIAM IPT - International
     Berger IPT-Small Company Growth
     Dreyfus Capital Appreciation
     Dreyfus Growth and Income
     Dreyfus Socially Responsible
     Fidelity VIP Growth
     Fidelity VIP High Income
     Fidelity VIP Overseas
     Fidelity VIP II Asset Manager
     Fidelity VIP II Contrafund
     Fidelity VIP II Index 500
     Fidelity VIP III Growth Opportunities
     Goldman Sachs Capital Growth
     Goldman Sachs CORE U.S. Equity
     Goldman Sachs Global Income
     Goldman Sachs Growth and Income
     Montgomery Variable Series: Emerging Markets
     Montgomery Variable Series: Growth
     Seligman Communications and Information
     Seligman Frontier

     2. If the Policy is annuitized or not surrendered at the end of the applicable time period:

               SUB-ACCOUNT                                  1 YEAR          3 YEARS
               -----------                                  ------          -------
     Bond
     Capital
     International Equity
     Managed
     Money Market
     Value Equity
     Alger American Growth
     Alger American Leveraged AllCap
     Alger American MidCap Growth
     Alger American Small Capitalization
     Berger/BIAM IPT - International
     Berger IPT-Small Company Growth
     Dreyfus Capital Appreciation

             SUB-ACCOUNT                                    1 YEAR          3 YEARS
             -----------                                    ------          -------
     Dreyfus Growth and Income
     Dreyfus Socially Responsible
     Fidelity VIP Growth
     Fidelity VIP High Income
     Fidelity VIP Overseas
     Fidelity VIP II Asset Manager
     Fidelity VIP II Contrafund
     Fidelity VIP II Index 500
     Fidelity VIP III Growth Opportunities
     Goldman Sachs Capital Growth
     Goldman Sachs CORE U.S. Equity
     Goldman Sachs Global Income
     Goldman Sachs Growth and Income
     Montgomery Variable Series: Emerging Markets
     Montgomery Variable Series: Growth
     Seligman Communications and Information
     Seligman Frontier

     3. If the Policy is surrendered at the end of the applicable time period, and the Policyowner has chosen to receive an enhanced Death Benefit with a higher mortality and expense charge:


                 SUB-ACCOUNT                                1 YEAR          3 YEARS
                 -----------                                ------          -------
     Bond
     Capital
     International Equity
     Managed
     Money Market
     Value Equity
     Alger American Growth
     Alger American Leveraged AllCap
     Alger American MidCap Growth
     Alger American Small Capitalization
     Berger/BIAM IPT - International
     Berger IPT-Small Company Growth
     Dreyfus Capital Appreciation
     Dreyfus Growth and Income
     Dreyfus Socially Responsible
     Fidelity VIP Growth
     Fidelity VIP High Income
     Fidelity VIP Overseas
     Fidelity VIP II Asset Manager
     Fidelity VIP II Contrafund
     Fidelity VIP II Index 500
     Fidelity VIP III Growth Opportunities
     Goldman Sachs Capital Growth
     Goldman Sachs CORE U.S. Equity

                         SUB-ACCOUNT                         1 YEAR        3 YEARS
                         -----------                         ------        -------
     Goldman Sachs Global Income
     Goldman Sachs Growth and Income
     Montgomery Variable Series: Emerging Markets
     Montgomery Variable Series: Growth
     Seligman Communications and Information
     Seligman Frontier

     4. If the Policy is annuitized or not surrendered at the end of the applicable time period, and the Policyowner has chosen to receive an enhanced Death Benefit with a higher mortality and expense charge:

                         SUB-ACCOUNT                         1 YEAR        3 YEARS
                         -----------                         ------        -------
      Bond
      Capital
      International Equity
      Managed
      Money Market
      Value Equity
      Alger American Growth
      Alger American Leveraged AllCap
      Alger American MidCap Growth
      Alger American Small Capitalization
      Berger/BIAM IPT - International
      Berger IPT-Small Company Growth
      Dreyfus Capital Appreciation
      Dreyfus Growth and Income
      Dreyfus Socially Responsible
      Fidelity VIP Growth
      Fidelity VIP High Income
      Fidelity VIP Overseas
      Fidelity VIP II Asset Manager
      Fidelity VIP II Contrafund
      Fidelity VIP II Index 500
      Fidelity VIP III Growth Opportunities
      Goldman Sachs Capital Growth
      Goldman Sachs CORE U.S. Equity
      Goldman Sachs Global Income
      Goldman Sachs Growth and Income
      Montgomery Variable Series: Emerging Markets
      Montgomery Variable Series: Growth
      Seligman Communications and Information
      Seligman Frontier

These Examples are based, with respect to all of the Portfolios, on an estimated average account value of $ .The Examples assume that no transfer charge or Market Value Adjustment has been assessed. The Examples also reflect an Annual Administration Charge of % of assets, determined by dividing the total Annual Administration Charge collected by the total average net assets of the Sub-Accounts of the Variable Account.

THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES, AND ACTUAL EXPENSES MAY BE GREATER OR LESSER THAN THOSE SHOWN. THE ASSUMED 5% ANNUAL RETURN IS HYPOTHETICAL AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE ANNUAL RETURNS, WHICH MAY BE GREATER OR LESSER THAN THE ASSUMED AMOUNT.


                                  THE COMPANY

We are a stock life insurance company with assets as of December 31, 1998 of approximately $ billion (U.S. dollars). We were incorporated under Michigan law on April 12, 1988, and Our Administrative Office is located at 6201 Powers Ferry Road, NW, Atlanta, Georgia 30339. We are principally engaged in issuing and reinsuring annuity policies.

We share Our A.M. Best rating with Our parent company, The Canada Life Assurance Company. From time to time, We will quote this rating and Our ratings from Standard & Poor's Corporation, Duff & Phelps Inc., and/or Moody's Investors Service for claims paying ability. These ratings relate to Our financial ability to meet Our contractual obligations under Our insurance contracts. They do not take into account deductibles, surrender or cancellation penalties, or timeliness of claim payment. They also do not address the suitability of a Policy for a particular purchaser, or relate to Our ability to meet non-policy obligations.

We are a wholly-owned subsidiary of The Canada Life Assurance Company, a Canadian life insurance company headquartered in Toronto, Ontario, Canada. The Canada Life Assurance Company commenced insurance operations in 1847 and has been actively operating in the United States since 1889. It is one of the largest life insurance companies in North America with consolidated assets as of December 31, 1998 of approximately $ billion (U.S. dollars).

Obligations under the policies are obligations of Canada Life Insurance Company of America.

We are subject to regulation and supervision by the Michigan Insurance Bureau, as well as the laws and regulations of all jurisdictions in which We are authorized to do business.


             THE VARIABLE ACCOUNT, THE FUNDS AND THE FIXED ACCOUNT

THE VARIABLE ACCOUNT

We established the Canada Life of America Variable Annuity Account 1 (the Variable Account) as a separate investment account on July 22, 1988, under Michigan law. Although We own the assets in the Variable Account, these assets are held separately from Our other assets and are not part of Our general account. The income, gains or losses, whether or not realized, from the assets of the Variable Account are credited to or charged against the Variable Account in accordance with the policies without regard to Our other income, gains or losses.

The portion of the assets of the Variable Account equal to the reserves and other contract liabilities of the Variable Account will not be charged with liabilities that arise from any other business that We conduct. We have the right to transfer to Our general account any assets of the Variable Account which are in excess of such reserves and other liabilities.

The Variable Account is registered with the Securities and Exchange Commission (the SEC) as a unit investment trust under the Investment Company Act of 1940 (the 1940 Act) and meets the definition of a "separate account" under the federal securities laws. However, the SEC does not supervise the management, investment policies or practices of the Variable Account.

The Variable Account currently is divided into 30 Sub-Accounts. Each Sub-Account invests its assets in shares of the corresponding portfolio of the Funds described below.

THE FUNDS

The Variable Account invests in shares of:

     The Alger American Fund (Alger American)
     Berger Institutional Products Trust (Berger Trust)
     Canada Life of America Series Fund, Inc. (CLASF)
     The Dreyfus Socially Responsible Growth Fund, Inc. (Dreyfus Socially
       Responsible)
     Dreyfus Variable Investment Fund (Dreyfus)
     Fidelity Investments Variable Insurance Products Fund (Fidelity VIP) Fidelity Investments Variable Insurance Products Fund II (Fidelity VIP II) Fidelity Investments Variable Insurance Products Fund III (Fidelity VIP
       III)
     Goldman Sachs Variable Insurance Trust (Goldman)
     The Montgomery Funds III (Montgomery)
     Seligman Portfolios, Inc. (Seligman)

The Funds are management investment companies of the series type with one or more investment portfolios. Each Fund is registered with the SEC as an open-end, management investment company. Such registration does not involve supervision of the management or investment practices or policies of the company or the portfolios by the SEC.

The Funds may, in the future, create additional portfolios that may or may not be available as investment options under the policies. Each portfolio has its own investment objectives and the income and losses for each portfolio are determined separately for that portfolio.

The investment objectives and policies of certain Funds are similar to the investment objectives and policies of other portfolios that may be managed by the same investment adviser or manager. The investment results of the Funds, however, may differ from the results of such other portfolios. There can be no assurance, and no representation is made, that the investment results of any of the Funds will be comparable to the investment results of any other portfolio, even if the other portfolios have the same investment adviser or manager.

The investment objectives and policies of each portfolio are summarized below. THERE IS NO ASSURANCE THAT ANY PORTFOLIO WILL ACHIEVE ITS STATED OBJECTIVES. More detailed information, including a description of risks and expenses, may be found in the prospectuses for the Funds.

CANADA LIFE OF AMERICA SERIES FUND, INC.

CLASF is a diversified open-end investment company incorporated in Maryland. CLASF has six portfolios which use the investment advisory services of CL Capital Management, Inc., a Georgia corporation: Bond, Capital, International Equity, Managed, Money Market; and Value Equity. Three portfolios, International Equity, the equity portion of Managed and Value Equity, use the sub-investment advisory services of INDAGO Capital Management Inc. of Toronto, Ontario, Canada, an SEC-registered investment adviser. The Capital Portfolio uses the sub-investment advisory services of J. & W. Seligman & Co. Incorporated, an unaffiliated Delaware investment manager. CL Capital Management, Inc. is a wholly owned subsidiary of our Company. INDAGO Capital Management Inc. is a subsidiary of The Canada Life Assurance Company.

The Canada Life of America Series Fund, Inc., (CLASF) currently has six portfolios: Bond; Capital; International Equity; Managed; Money Market; and Value Equity. The following is a brief description of the investment objectives of each of the current portfolios of CLASF.

BOND PORTFOLIO

The Bond Portfolio seeks as high a level of current income and capital appreciation as is consistent with preservation of principal, by investing primarily in fixed income debt instruments.

CAPITAL PORTFOLIO

The Capital Portfolio seeks capital appreciation, not current income, by investing in common stocks and securities convertible into or exchangeable for common stocks, in common stock purchase warrants, in debt securities and in preferred stocks believed to provide capital appreciation opportunities.

INTERNATIONAL EQUITY PORTFOLIO

The International Equity Portfolio seeks long-term capital appreciation by investing in equity or equity-type securities of companies located outside of the United States.

MANAGED PORTFOLIO

The Managed Portfolio seeks as high a level of return as possible through capital appreciation and income consistent with prudent investment risk and preservation of capital, by investing in equities, fixed income debt instruments and money market instruments.

MONEY MARKET PORTFOLIO

The Money Market Portfolio seeks the highest possible level of current income consistent with preservation of capital and liquidity by investing in money market instruments maturing in thirteen months or less.

VALUE EQUITY PORTFOLIO

The Value Equity Portfolio seeks long-term growth and income by investing in common stocks and other equity securities which are believed to have appreciation potential.

Since CLASF may be available to other separate accounts, including registered separate accounts for variable annuity and variable life products, and non-registered separate accounts for group annuity products of the Company, Canada Life Insurance Company of New York, and The Canada Life Assurance Company, it is possible that material conflicts may arise between the interests of the Variable Account and one or more other separate accounts investing in CLASF. CLASF's board of directors will monitor events to identify any irreconcilable material conflict. Upon being advised of such a conflict, we will take any steps we believe necessary to resolve the matter, including removing the assets of the Variable Account from one or more portfolios.

THE ALGER AMERICAN FUND

The Alger American Fund (Alger American) is intended to be a funding vehicle for variable annuity contracts and variable life insurance policies to be offered by the separate accounts of certain life insurance companies; its shares also may be offered to qualified pension and retirement plans. Each Portfolio has distinct investment objectives and policies. Further information regarding the investment practices of each of the Portfolios is set forth below.

ALGER AMERICAN GROWTH PORTFOLIO

The Alger American Growth Portfolio seeks long-term capital appreciation by investing, except during temporary defensive periods, in a diversified, actively managed portfolio of equity securities, primarily of companies that, at the time of purchase, have total market capitalization of $1 billion or greater.

ALGER AMERICAN LEVERAGED ALLCAP PORTFOLIO

The Alger American Leveraged AllCap Portfolio seeks long-term capital appreciation by investing primarily in a diversified, actively managed portfolio of equity securities, except during temporary defensive periods. The Portfolio may engage in leveraging (up to 33 1/3% of its assets) and options and futures transactions, which are deemed to be speculative and which may cause the Portfolio's net asset value to be more volatile than the net asset value of a fund that does not engage in these activities.

ALGER AMERICAN MIDCAP GROWTH PORTFOLIO

The investment objective of the Portfolio is long-term capital appreciation. Except during temporary defensive periods, the Portfolio invests at least 65% of its total assets in equity securities of companies that, at the time of purchase of the securities, have total market capitalization within the range of companies included in the S&P MidCap 400 Index, updated quarterly. The Portfolio may invest up to 35% of its total assets in equity securities of companies that, at the time of purchase, have total market capitalization outside the range of companies included in the S&P MidCap 400 Index and in excess of that amount (up to 100% of its assets) during temporary defensive periods.

ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO

The investment objective of the Alger American Small Capitalization Portfolio is long-term capital appreciation. Except during temporary defensive periods, the Portfolio invests at least 65% of its total assets in equity securities of companies that, at the time of purchase of the securities, have total market capitalization within the range of companies included in the Russell 2000 Growth Index or the S&P SmallCap 600 Index, updated quarterly. Both indexes are broad indexes of small capitalization stocks. The Portfolio may invest up to 35% of its total assets in equity securities of companies that, at the time of purchase, have total market capitalization outside this combined range, and in excess of that amount (up to 100% of its assets) during temporary defensive periods.

BERGER INSTITUTIONAL PRODUCTS TRUST

The Berger Institutional Products Trust (Berger Trust) is intended to be a funding vehicle for variable annuity contracts and variable life insurance policies offered by the separate accounts of certain life insurance companies; and its shares may also be offered to qualified pension and retirement plans. The Berger Trust is an open-end investment company and each of its portfolios has distinct investment objectives and policies. Further information regarding the investment practices of the portfolios available under this Policy is set forth below.

BERGER/BIAM IPT-INTERNATIONAL FUND

The portfolio is advised by BBOI Worldwide LLC, which has delegated daily management of the portfolio to Bank of Ireland Asset Management (U.S.) Limited. The investment objective of the Berger/BIAM IPT-International Fund is long-term capital appreciation. The portfolio seeks to achieve this objective by investing primarily in common stocks of well established companies located outside the United States. The portfolio intends to diversify its holdings among several countries and to have, under normal market conditions, at least 65% of the portfolio's total assets invested in the securities of companies located in at least five countries, not including the United States.

BERGER IPT-SMALL COMPANY GROWTH FUND

The portfolio is advised by Berger Associates, Inc. The investment objective of the Berger IPT-Small Company Growth Fund is capital appreciation. The portfolio seeks to achieve this objective by investing primarily in common stocks of small companies and other securities with equity features. Under normal circumstances, the portfolio invests at least 65% of its assets in equity securities of companies with market capitalizations of less than $1 billion a the time of initial purchase. The balance of the portfolio may be invested in larger companies, government securities or other short-term investments.

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.

The Dreyfus Socially Responsible Growth Fund, Inc. (Dreyfus Socially Responsible) is an open-end, diversified, management investment company fund, that is intended to be a funding vehicle for variable annuity contracts and variable life insurance policies to be offered by the separate accounts of various life insurance companies.

Dreyfus Socially Responsible seeks to provide capital growth by investing principally in common stocks, or securities convertible into common stock, of companies which, in the opinion of the Fund's management, not only meet traditional investment standards, but also show evidence that they conduct their business in a manner that contributes to the enhancement of the quality of life in America. Current income is a secondary goal.

DREYFUS VARIABLE INVESTMENT FUND

Dreyfus Variable Investment Fund is an open-end, management investment company, that is intended to be a funding vehicle for variable annuity and variable life insurance contracts. Two of the Fund's portfolios are available under this Policy, the Dreyfus Growth and Income Portfolio and Dreyfus Capital Appreciation Portfolio.

DREYFUS CAPITAL APPRECIATION PORTFOLIO

The Capital Appreciation Portfolio seeks to provide long-term capital growth consistent with the preservation of capital; current income is a secondary goal. The Portfolio invests in common stocks of domestic and foreign companies. The Portfolio generally will seek investment opportunities in large capitalization companies.

DREYFUS GROWTH AND INCOME PORTFOLIO

The Growth and Income Portfolio seeks long-term capital growth, current income and growth of income, consistent with reasonable investment risk. The Portfolio invests primarily in equity and debt securities and money market instruments of domestic and foreign issuers. The proportion of the Portfolio's assets invested in each type of security will vary from time to time in accordance with The Dreyfus Corporation's assessment of economic conditions and investment opportunities.

FIDELITY INVESTMENTS VARIABLE INSURANCE PRODUCTS FUND

The Fidelity Investments Variable Insurance Products Fund (Fidelity VIP) acts as one of the funding vehicles for the Policy with three Portfolios available under the Policy: Fidelity VIP Growth; Fidelity VIP High Income; and Fidelity VIP Overseas. Fidelity VIP is managed by Fidelity Management & Research Company (Investment Manager).

FIDELITY VIP GROWTH PORTFOLIO

The Fidelity VIP Growth Portfolio seeks to achieve capital appreciation. The Portfolio normally purchases common stocks, although its investments are not restricted to any one type of security.

FIDELITY VIP HIGH INCOME PORTFOLIO

The Fidelity VIP High Income Portfolio seeks to obtain a high level of current income by investment primarily in high yielding, lower-rated, fixed income securities, while also considering growth of capital. Please refer to the accompanying Fidelity prospectus for a description and explanation of the unique risks associated with investing in high risk, high yielding, lower rated fixed income securities.

FIDELITY VIP OVERSEAS PORTFOLIO

The Fidelity VIP Overseas Portfolio seeks long-term growth of capital primarily through investments in foreign securities. This portfolio provides a means for investors to diversify their own portfolios by participating in companies and economies outside of the United States.

FIDELITY INVESTMENTS VARIABLE INSURANCE PRODUCTS FUND II

The Fidelity Investments Variable Insurance Products Fund II (Fidelity VIP II) acts as one of the funding vehicles for the Policy with the VIP II Asset Manager, VIP II Contrafund and VIP II Index 500 Portfolios available under the Policy. Fidelity VIP II is managed by Fidelity Management & Research Company (Investment Manager).

FIDELITY VIP II ASSET MANAGER PORTFOLIO

The Fidelity VIP II Asset Manager Portfolio seeks high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds and short-term money market instruments.

FIDELITY VIP II CONTRAFUND PORTFOLIO

The Fidelity VIP II Contrafund Portfolio seeks capital appreciation by investing in securities of companies whose value the Investment Manager believes is not fully recognized by the public.

FIDELITY VIP II INDEX 500 PORTFOLIO

The Fidelity VIP II Index 500 Portfolio seeks a total return which corresponds to that of the Standard & Poor's Composite Index of 500 Stocks.

FIDELITY INVESTMENTS VARIABLE INSURANCE PRODUCTS FUND III

The Fidelity Investments Variable Insurance Products Fund III (Fidelity VIP III) acts as one of the funding vehicles for the Policy with the VIP III Growth Opportunities Portfolio available under the Policy. Fidelity VIP III is managed by Fidelity Management & Research Company (Investment Manager).

FIDELITY VIP III GROWTH OPPORTUNITIES PORTFOLIO

The Fidelity VIP III Growth Opportunities Portfolio seeks capital growth by investing primarily in common stocks and securities convertible into common stocks.

GOLDMAN SACHS VARIABLE INSURANCE TRUST

The Goldman Sachs Variable Insurance Trust is an open-end, management investment company offering the following portfolios: Goldman Sachs Capital Growth Portfolio, Goldman Sachs CORE U.S. Equity Portfolio, Goldman Sachs Global Income Portfolio and Goldman Sachs Growth and Income Portfolio.

GOLDMAN SACHS CAPITAL GROWTH PORTFOLIO

This portfolio seeks long-term growth of capital through diversified investments in equity securities of companies that are considered to have long-term capital appreciation potential.

GOLDMAN SACHS CORE U.S. EQUITY PORTFOLIO

This portfolio seeks long-term growth of capital and dividend income through a broadly diversified portfolio of large cap and blue chip equity securities representing all major sectors of the U.S. economy.

GOLDMAN SACHS GLOBAL INCOME PORTFOLIO

This portfolio seeks a high total return, emphasizing current income and, to a lessor extent, providing opportunities for capital appreciation. The Fund invests primarily in a portfolio of high quality fixed-income securities of U.S. foreign issuers and foreign currencies.

GOLDMAN SACHS GROWTH AND INCOME PORTFOLIO

This portfolio seeks long-term growth of capital and growth of income through investments in equity securities that are considered to have favorable prospects for capital appreciation and/or dividend paying ability.

THE MONTGOMERY FUNDS III

Shares of Montgomery Variable Series: Emerging Markets Fund and Montgomery Variable Series: Growth Fund, portfolios of The Montgomery Funds III (Montgomery), an open-end investment company, are available under this Policy.

MONTGOMERY VARIABLE SERIES: EMERGING MARKETS FUND

The investment objective of this portfolio is capital appreciation, which under normal conditions it seeks by investing at least 65% of its total assets in equity securities of companies in countries having emerging markets. For these purposes, the portfolio defines an emerging market country as having an economy that is or would be considered by the World Bank or the United Nations to be emerging or developing.

MONTGOMERY VARIABLE SERIES: GROWTH FUND

The investment objective of this portfolio is capital appreciation, which under normal conditions it seeks by investing at least 65% of its total assets in the equity securities of domestic companies. In addition to capital appreciation, the Montgomery Variable Series: Growth Fund emphasizes value.

SELIGMAN PORTFOLIOS, INC.

Seligman Portfolios, Inc. (Seligman) currently has fourteen portfolios, two of which are available under the Policy: Communications and Information; and Frontier. Seligman is a diversified open-end investment company incorporated in Maryland which uses the investment management services of J. & W. Seligman & Co. Incorporated, a Delaware corporation.

SELIGMAN COMMUNICATIONS AND INFORMATION PORTFOLIO

The investment objective of this Portfolio is to produce capital gain. Income is not an objective. The Portfolio seeks to achieve its objective by investing primarily in securities of companies operating in the communications, information and related industries.

SELIGMAN FRONTIER PORTFOLIO

The investment objective of this Portfolio is to produce growth in capital value; income may be considered but will be only incidental to the Portfolio's investment objective. The Portfolio invests primarily in equity securities of companies selected for their growth prospects.

RESERVED RIGHTS

We reserve the right to substitute shares of another portfolio of the Funds or shares of another registered open-end investment company if, in our judgment, investment in shares of a current portfolio(s) is no longer appropriate. This decision will be based on a legitimate reason, such as a change in investment objective, a change in the tax laws, or the shares are no longer available for investment. We will first obtain SEC approval , if such approval is required by law.

When permitted by law, We also reserve the right to:

     .  create new separate accounts;
     . combine separate accounts, including the Canada Life of America Variable Annuity Account 2;
     . remove, combine or add Sub-Accounts and make the new Sub-Accounts available to Policyowners at Our discretion;
     . add new portfolios of the Funds or of other registered investment companies;
     . deregister the Variable Account under the 1940 Act if registration is no longer required; o make any changes required by the 1940 Act; and
     . operate the Variable Account as a managed investment company under the 1940 Act or any other form permitted by law.

If a change is made, We will send You a revised prospectus and any notice required by law.

CHANGE IN INVESTMENT OBJECTIVE

The investment objective of a Sub-Account may not be changed unless the change is approved, if required, by the Michigan Insurance Bureau. A statement of such approval will be filed, if required, with the insurance department of the state in which the Policy is delivered.

THE FIXED ACCOUNT

You may allocate some or all of the Net Premium and/or make transfers from the Variable Account to the Fixed Account. The Fixed Account pays interest at declared rates (Guaranteed Interest Rates) guaranteed for selected periods of time (Guarantee Periods). The principal, after deductions, is also guaranteed.

Policyowners allocating Net Premium and/or Policy Value to the Fixed Account do not participate in the investment performance of assets of the Fixed Account. The Fixed Account value is calculated by:

     .  adding the Net Premium and/or Policy value allocated to it;
     . adding the Guaranteed Interest Rate credited on amounts in it; and . subtracting any charges or Market Value Adjustments imposed on amounts in it in accordance with the terms of the Policy

The following also applies to the Fixed Account:

     . The Fixed Account is part of Our general account. We assume the risk of investment gain or loss on this amount. All assets in the general account are subject to Our general liabilities from business operations. The Fixed Account is not affected by the investment performance of the Variable Account.
     . Interests issued by Us in connection with the Fixed Account have not been registered under the Securities Act of 1933 (the 1933 Act). Also, neither the Fixed Account nor the general account has been registered as an investment company under the 1940 Act. So, neither the Fixed Account nor the general account is generally subject to regulation under either Act. However, certain disclosures may be subject to generally applicable provisions of the federal securities laws regarding the accuracy of statements made in a registration statement.
     .  The Fixed Account may not be available in all states.

GUARANTEE AMOUNT

The Guarantee Amount is the portion of the Policy Value allocated to the Fixed Account. The Guarantee Amount includes:

     .  Net Premium allocated to Guarantee Periods;
     .  Policy Value transferred to Guarantee Periods;
     . interest credited to the Policy Value in the Guarantee Periods; and . charges assessed in connection with the Policy.

If the Guarantee Amount in a Guarantee Period remains until the end of the Guarantee Period, the value will be equal to the amount originally placed in the Guarantee Period increased by its Guaranteed Interest Rate (compounded annually). If a Guarantee Amount is surrendered, withdrawn, or transferred prior to the end of the Guarantee Period, it may be subject to a Market Value Adjustment, as described below. This may result in the payment of a Guarantee Amount greater or less than the Guarantee Amount at the time of the transaction.

The Guarantee Amount is guaranteed to accumulate at a minimum effective annual interest rate of 3%.

GUARANTEE PERIODS

Guarantee Periods are specific intervals of time over which the Guarantee Amount is credited with interest at a specific Guaranteed Interest Rate. We currently offer Guarantee Periods of one, three, five, seven and ten years. We will always offer a Guarantee Period of one year. Since the specific Guarantee Periods available may change periodically, please contact Our Administrative Office to determine the Guarantee Periods currently being offered. Guarantee Periods may not be available in all states.

Beginning and Ending of Guarantee Periods. Guarantee Periods begin on the date a Net Premium is allocated to, or a portion of the Policy Value is transferred to, the Guarantee Period. Guarantee Periods end on the last calendar day of the month when the number of years in the Guarantee Period chosen (measured from the end of the month in which the amount was allocated or transferred to the Guarantee Period) has elapsed.

Guaranteed Interest Rates. Once an amount has been allocated or transferred to a Guarantee Period, the applicable Guaranteed Interest Rate will not change during that Guarantee Period. However, Guaranteed Interest Rates for different allocations and transfers may differ, depending on the timing of the allocation and transfer.

Expiration of Guarantee Period. During the 30 day period following the end of a Guarantee Period (30 day window), a Policyowner may transfer the Guarantee Amount to a new Guarantee Period or to a Sub-Account(s). A Market Value Adjustment will not apply if the Guarantee Amount is surrendered, withdrawn, or transferred during the 30 day window. During the 30 day window, the Guarantee Amount will generally accrue interest at an annual effective rate of 3%. However, if the Guarantee Amount is placed in another Guarantee Period You will receive the interest rate for that Guarantee Period.

Prior to the expiration date of any Guarantee Period, We will notify You of available Guarantee Periods and their corresponding Guaranteed Interest Rates.

     . A new Guarantee Period of the same length as the previous Guarantee Period will begin automatically on the first day following the expired Guarantee Period, unless We receive Written Notice, prior to the end of the 30 day window, containing instructions to transfer all or a portion of the expiring Guarantee Amount to a Sub-Account(s) or a Guarantee Period.
     . If We do not receive such Written Notice and are not offering a Guarantee Period of the same length as the expiring Guarantee Period, then a new Guarantee Period of one year will begin automatically on the first day following the end of the expired Guarantee Period.
     . A Guarantee Period of one year will also begin automatically if renewal of the expiring Guarantee Period would continue the Policy beyond its Annuity Date.

Reserved Rights. To the extent permitted by law, We reserve the right at any time to:

     1. offer Guarantee Periods that differ from those available when a Policyowner's Policy was issued; and
     2. stop accepting Net Premium allocations or transfers of Policy Value to a particular Guarantee Period.

Dollar Cost Averaging. From time to time We may offer a special Guarantee Period, not to exceed one year, whereby You may elect to automatically transfer specified additional premium from this account to any Sub-Account(s) and/or other Guarantee Period(s) on a periodic basis, for a period not to exceed twelve months. This special Guarantee Period is subject to Our administrative procedures and the restrictions disclosed in the "Transfer Privilege" section. A special interest rate may be offered for this Guarantee Period, which may differ from that offered for any other one year Guarantee Period. The available interest rate will always be an effective annual interest rate of at least 3%. This Guarantee Period is used solely in connection with the "dollar cost averaging" privilege (see "Dollar Cost Averaging Privilege").

MARKET VALUE ADJUSTMENT

A Market Value Adjustment compares:

     (i) the Guaranteed Interest Rate applied to the Guarantee Period from which a Guarantee Amount is surrendered, withdrawn, or transferred; and
     (ii) the current Guaranteed Interest Rate that is credited for an equal Guarantee Period.

If an equal Guarantee Period is not offered, We will use the linear interpolation of the Guaranteed Interest Rates for the Guarantee Periods closest in duration that are offered. Any surrender, withdrawal, or transfer of a Guarantee Amount is subject to a Market Value Adjustment, unless:

     . the Effective Date of the surrender, withdrawal, or transfer is within 30 days after the end of a Guarantee Period;
     . the surrender, withdrawal or transfer is from the one year Guarantee Period; or
     . the surrender, withdrawal or transfer is to provide death benefits, nursing home benefits, terminal illness benefits or annuitization.

The Market Value Adjustment will be applied after deducting of any Annual Administration Charge or transfer fees, but before deducting of any surrender charges or taxes incurred . The Market Value Adjustment will never invade principal nor reduce earnings on amounts allocated to the Fixed Account to less than 3% per year.

On the date the Market Value Adjustment is to be applied, one of the following will happen:

     . If the Guaranteed Interest Rate for the selected Guarantee Period, less 0.50%, is less than the Guaranteed Interest Rate currently being offered for new Guarantee Periods of equal length, the Market Value Adjustment will result in the payment of an amount less than the Guarantee Amount (or portion thereof) being surrendered, withdrawn, or transferred.
     . If the Guaranteed Interest Rate for the selected Guarantee Period is greater than 0.50% plus the Guaranteed Interest Rate currently being offered for new Guarantee Periods of equal length, the Market Value Adjustment will result in the payment of an amount greater than the Guarantee Amount (or portion thereof) being surrendered, withdrawn, or transferred.

The Market Value Adjustment is computed by multiplying the amount being surrendered, withdrawn, or transferred by the Market Value Adjustment Factor. The Market Value Adjustment Factor is calculated as follows:

Market Value Adjustment Factor = Lesser of   (a)          (1 + i)  /n/12/

                                                        -------------       - 1
                                                       (1 +r + .005)/n/12/


                                   or     (b)                   .05

     where:


     "i" is the Guaranteed Interest Rate currently being credited to the amount being surrendered, withdrawn, or transferred;

     "r" is the Guaranteed Interest Rate that is currently being offered for a Guarantee Period of duration equal to the Guarantee Period for the Guarantee Amount from which the amount being surrendered, withdrawn, or transferred is taken; and

     "n" is the number of months remaining to the expiration of the Guarantee Period for the Guarantee Amount from which the amount being surrendered, withdrawn, or transferred is taken.


                         DESCRIPTION OF ANNUITY POLICY

TEN DAY RIGHT TO EXAMINE POLICY

Generally, You have ten days after You receive the Policy to decide if You would like to cancel the Policy. In California You have 30 days if You are age 60 or over, in Colorado You have 15 days, and in Idaho and North Dakota You have 20 days.

If the Policy does not meet Your needs, return it to Our Administrative Office. Within seven days of receipt of the Policy, We will return the Policy Value. In states which do not allow return of Policy Value, We will return the full premium paid, without interest and less the amount of any partial withdrawals. When the Policy is issued as an IRA and canceled within seven days, We will return all premiums if the premiums are greater than the amount otherwise payable.

PREMIUM

INITIAL PREMIUM

You must submit a complete application and check made payable to Us for the initial premium. The following chart outlines the minimum initial premium accepted.

                                                                                      MINIMUM INITIAL
       TYPE OF POLICY                                                                PREMIUM ACCEPTED*
Policy is an IRA..................................................................          $2,000
Policy is not an IRA..............................................................          $5,000
Policy is IRA and PAC agreement** for additional premiums submitted...............          $50
Policy is not an IRA and PAC agreement for additional premiums submitted..........          $100

* We reserve the right to lower or raise the minimum initial premium.

** For more information on PAC agreements, see "Pre-Authorized Check Agreement
   Plan."

The application must meet Our underwriting standards. The application must be properly completed and accompanied by all the information necessary to process it, including the initial premium. We will normally accept the application and apply the initial Net Premium within two Valuation Days of receipt at Our Administrative Office. However, We may hold the premium for up to five Valuation Days while We attempt to complete the processing of an incomplete application. If this cannot be done within five Valuation Days, We will inform You of the reasons for the delay and immediately return the premium, unless You specifically consent to Our keeping the premium until the application is made complete. We will then apply the initial Net Premium within two Valuation Days of when the application is correctly completed.

ADDITIONAL PREMIUM

You may make additional premium payments at any time during any Annuitant's lifetime and before the Annuity Date. Our prior approval is required before We will accept an additional premium which, together with the total of other premiums paid, would exceed $1,000,000. We will apply additional Net Premium as of receipt at Our Administrative Office. We will give You a receipt for each additional premium payment.

The following chart outlines the minimum additional premium accepted.

                                                                                            MINIMUM ADDITIONAL
        TYPE OF POLICY                                                                       PREMIUM ACCEPTED*
Policy is an IRA...........................................................................       $1,000
Policy is not an IRA.......................................................................       $1,000
Policy is IRA and PAC agreement** for additional premiums submitted........................       $   50
Policy is not an IRA and PAC agreement for additional premiums submitted...................       $  100

*   We reserve the right to lower or raise the minimum additional premium.
** For more information on PAC agreements, see "Pre-Authorized Check Agreement Plan."

PREMIUM ENHANCEMENT

We will apply an additional amount of premium (Premium Enhancement) to the Policy Value at the time a premium payment is made. The Premium Enhancement is determined by multiplying the premium payment by the Premium Enhancement Rate.

The Premium Enhancement Rate is 4.00% until the Owner reaches age 71. Any premium payments received while the Owner is between ages 71 and 80 will receive a Premium Enhancement Rate of 3.00%. If the Owner is attained age 81 or older, any premium payments made will not receive a Premium Enhancement.

The Premium Enhancement is allocated among the Sub-Accounts and/or the Fixed Account in the same proportion as the premium payment. The Premium Enhancement is funded from Our general account.

The following restrictions apply to Premium Enhancements:

     . If the Policy is returned pursuant to the Ten Day Right to Examine provision, the amount returned will not include the Premium Enhancement. See "Ten Day Right to Examine Policy."
     . If the Death Benefit is exercised, any Premium Enhancements applied within the 12 month period prior to the date of death will be deducted from the Death Benefit. See "Proceeds on Death of Last Surviving Annuitant Before Annuity Date (The Death Benefit)."

PRE-AUTHORIZED CHECK AGREEMENT PLAN

You may choose to have monthly premiums automatically collected from Your checking or savings account pursuant to a pre-authorized check agreement plan
(PAC). This plan may be terminated by You or Us after 30 days Written Notice, or at any time by Us if a payment has not been paid by Your bank. This option is not available on the 29th, 30th or 31st day of each month. There is no charge for this feature.

ELECTRONIC DATA TRANSMISSION OF APPLICATION INFORMATION

In certain states, We may accept electronic data transmission of application information accompanied by a wire transfer of the initial premium. Contact Us to find out about state availability.

Upon receipt of the electronic data and wire transmittal, We will process the information and allocate the premium payment according to Your instructions. We will then send a Policy and verification letter to You to sign.

During the period from receipt of the initial premium until the signed verification letter is received, no financial transactions may be executed under the Policy, unless You request such transactions in writing and provide a signature guarantee.

WIRE TRANSMITTAL PRIVILEGE

We may accept transmittal of premium by wire order from Your broker/dealer to Our financial institution. A copy of the transmittal must be simultaneously sent, by telephone facsimile, to Our Administrative Office. The transmittal must contain the information required to process the application and/or to allocate the premium.

Normally, initial Premium is applied within two Valuation Days after receipt. If incomplete information is sent, We may hold Your wire order for up to five Valuation Days while We try to obtain the missing information. If this information is not obtained within five Valuation Days, We will inform Your broker/dealer of the reasons for the delay and immediately return the premium. Your broker/dealer will return the full premium paid to You. However, if We receive, within such five Valuation Days, Your written consent, We will keep the premium until We receive the required information via facsimile transmission.

Our acceptance of the wire order and facsimile does not create a contract between Us until We receive and accept a properly completed original application. If We do not receive one within ten Valuation Days of receipt of the initial wire order premium, We will return the premium to the broker/dealer, who will return the full premium paid to You.

If the allocation instructions in Your application are inconsistent with the instructions in the facsimile transmission, the Policy Value will be reallocated in accordance with the instructions in the application at the price which was next determined after receipt of the application.

NET PREMIUM ALLOCATION

You elect in Your application how You want Your initial Net Premium and any premium enhancement to be allocated among the Sub-Accounts and the Fixed Account. Any additional Net Premium and any premium enhancement will be allocated in the same manner unless, at the time of payment, We have received Your Written Notice to the contrary.

We cannot guarantee that a Sub-Account or shares of a portfolio will always be available. If You request that all or part of a premium be allocated to a Sub-Account or underlying portfolio that is not available, We will immediately return that portion of the premium to You, unless You specify otherwise.

CASH SURRENDER VALUE

The Cash Surrender Value is the Policy Value less any applicable surrender charge, Annual Administration Charge, and Market Value Adjustment.

POLICY VALUE

The Policy Value is the sum of the Variable Account value and the Fixed Account value.

VARIABLE ACCOUNT VALUE

To calculate the Variable Account value before the Annuity Date, multiply (a) by
(b), where:

     a)   is the number of Units credited to the Policy for each Sub-Account;
          and
     b)   is the current Unit Value of these Units.

UNITS

We credit Net Premium in the form of Units. The number of Units credited to the Policy for each Sub-Account is (a) divided by (b), where:

     a)   is the Net Premium allocated to that Sub-Account; and
     b) is the Unit Value for that Sub-Account (at the end of the Valuation Period during which We receive the premium).

We will credit Units for the initial Net Premium on the Effective Date of the Policy. We will adjust the Units for any transfers in or out of a Sub-Account, including any transfer processing fee.

We will cancel the appropriate number of Units based on the Unit Value at the end of the Valuation Period in which any of the following occurs:

     .    the Annual Administration Charge is assessed;
     . the date We receive and file Your Written Notice for a partial withdrawal or surrender;
     .    the date of a systematic withdrawal;
     .    the Annuity Date; or

     . the date We receive Due Proof of Your death or the Last Surviving Annuitant's death.

UNIT VALUE

The Unit Value for each Sub-Account's first Valuation Period is set at a fixed amount, generally $10. After that, the Unit Value is determined by multiplying the Unit Value at the end of the immediately preceding Valuation Period by the Net Investment Factor for the current Valuation Period.

The Unit Value for a Valuation Period applies to each day in that period. The Unit Value may increase or decrease from one Valuation Period to the next.

NET INVESTMENT FACTOR

The Net Investment Factor is an index that measures the investment performance of a Sub-Account from one Valuation Period to the next. Each Sub-Account has a Net Investment Factor, which may be greater than or less than 1.

The Net Investment Factor for each Sub-Account for a Valuation Period equals 1 plus the rate of return earned by the portfolio in which the Sub-Account You selected invests, adjusted for taxes charged or credited to the Sub-Account, the mortality and expense risk charge, and the daily administration fee.

To find the rate of return of each portfolio in which the Sub-Accounts invest, divide (a) by (b) where:

     (a) is the net investment income and net gains, realized and unrealized, credited during the current Valuation Period; and
     (b) is the value of the net assets of the relevant portfolio at the end of the preceding Valuation Period, adjusted for the net capital transactions and dividends declared during the current Valuation Period.

TRANSFERS

TRANSFER PRIVILEGE

You may transfer all or a part of an amount in a Sub-Account(s) to another Sub-Account(s) or to a Guarantee Period(s). You also can transfer an amount in a Guarantee Period(s) to a Sub-Account(s) or another Guarantee Period(s). Transfers are subject to the following restrictions:

     1.   the Company's minimum transfer amount, currently $250;
     2. a transfer request that would reduce the amount in that Sub-Account or Guarantee Period below $500 will be treated as a transfer request for the entire amount in that Sub-Account or Guarantee Period; and
     3. transfers from the Guarantee Periods, except from the one year Guarantee Period, may be subject to a Market Value Adjustment.

We cannot guarantee that a Sub-Account or shares of a portfolio will always be available. If You request an amount in a Sub-Account or Guarantee Period be transferred to a Sub-Account at a time when the Sub-Account or underlying portfolio is unavailable, We will not process Your transfer request. This request will not be counted as a transfer for purposes of determining the number of free transfers executed in a year. The Company reserves the right to change its minimum transfer amount requirements.

Excessive trading (including short-term "market timing" trading) may adversely affect the performance of the Sub-Accounts. If a pattern of excessive trading by a Policyowner or the Policyowner's agent develops, We reserve the right not to process the transfer request. If Your request is not processed, it will not be counted as a transfer for purposes of determining the number of free transfers executed.

TELEPHONE TRANSFER PRIVILEGE

We can process Your transfer request by phone if You have completed Our administrative form or initialed the authorization box on Your application. The authorization will remain effective until We receive Your written revocation or We discontinue this privilege.

We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. If We do not employ such reasonable procedures, We may be liable for any losses due to unauthorized or fraudulent instructions. These procedures may include recording telephone calls and obtaining personal security codes and contract number before effecting any transfers.

We can not accept or process transfer requests left on Our voice mail system, although transfers through Our Intouch(R) Voice Response System are acceptable.

INTOUCH(R) VOICE RESPONSE SYSTEM

The Intouch Voice Response System is our interactive voice response system which You can access through Your touch tone telephone. Use of this service allows you to:

     .    obtain current Sub-Account balances;
     .    obtain current Policy and Unit Values;
     .    obtain the current Guarantee Period(s)' interest rate(s);
     .    change Your Sub-Account allocation; and
     .    effect transfers between Sub-Accounts or to the Guarantee Periods.

Transfers from the Guarantee Periods, other than from the one-year Guarantee Period, are not permitted under the Intouch Voice Response System. Your Policy number and Personal Identification Number, issued by Us to ensure security, are required for any transfers and/or allocation changes.

When using the Intouch Voice Response System, You will not be assessed a transfer processing fee regardless of the number of transfers made per Policy Year.

DOLLAR COST AVERAGING PRIVILEGE

You may choose to automatically transfer specified amounts FROM ANY Sub-Account or the one year Guarantee Period (either one a disbursement account) TO ANY OTHER Sub-Account(s) or Guarantee Period(s) on a periodic basis. Transfers are subject to Our administrative procedures and the restrictions in "Transfer Privilege." This privilege is intended to allow You to utilize "Dollar Cost Averaging" (DCA), a long-term investment method which provides for regular, level investments over time. We make no representation or guarantee that DCA will result in a profit or protect against loss. You should first discuss this (as you would all other investment strategies) with Your registered representative.

To initiate DCA, We must receive Your Written Notice on Our form. Once elected, transfers will be processed until one of the following occurs:

     . the entire value of the Sub-Account or the one year Guarantee Period is completely depleted; or
     .    We receive Your written revocation of such monthly transfers; or
     .    We discontinue this privilege.

We reserve the right to change Our procedures or to discontinue the DCA privilege upon 30 days Written Notice to You.

This option is not available on the 29th, 30th or 31st day of each month. There is no charge for this feature.

TRANSFER PROCESSING FEE

There is no limit to the number of transfers that You can make between Sub-Accounts or the Guarantee Periods. The first 12 transfers during each Policy Year are currently free. The Company currently assesses a $25 transfer fee for the 13th and each additional transfer in a Policy Year. For the purposes of assessing the fee, each transfer request (which includes a Written Notice or telephone call, but does not include automatic transfers) is considered to be one transfer, regardless of the number of Sub-Accounts or Guarantee Periods affected by the transfer. The processing fee will be charged proportionately to the receiving Sub-Account(s) and/or Guarantee Periods. The $25 transfer fee is waived when using the Intouch(R) Voice Response System.

PAYMENT OF PROCEEDS

PROCEEDS

Proceeds means the amount We will pay when the first of the following events occurs:

     .    the Annuity Date;
     .    the Policy is surrendered;
     .    We receive Due Proof of Death of any Owner ;
     .    We receive Due Proof of Death of the Last Surviving Annuitant.

If death occurs prior to the Annuity Date, proceeds are paid in one of the following ways:

     .    lump sum;
     . within 5 years of the Owner's death, as required by federal tax laws (see "Proceeds on Death of Any Policyowner"); or
     .    by a mutually agreed upon payment option. See "Election of Options."

The Policy ends when We pay the proceeds.

We will deduct any applicable premium tax from the proceeds, unless We deducted the tax from the premiums when paid.

PROCEEDS ON ANNUITY DATE

If Payment Option 1 is in effect on the Annuity Date, We will pay the Policy Value. . See "Payment Options."

You may annuitize at any time, and may change the Annuity Date, subject to these limitations:

     1. We must receive Your Written Notice at Our Administrative Office at least 30 days before the current Annuity Date; and
     2. The requested Annuity Date must be a date that is at least 30 days after We receive Your Written Notice.

The proceeds paid will be the Policy Value if paid on the first day of the month after any Annuitant's 100th birthday.

PROCEEDS ON SURRENDER

If You surrender the Policy, We will pay the Cash Surrender Value. The Cash Surrender Value will be determined on the date We receive Your Written Notice for surrender and Your Policy at Our Administrative Office.

You may elect to have the Cash Surrender Value paid in a single sum or under a payment option. See "Payment Options." The Policy ends when We pay the Cash Surrender Value. You may avoid a surrender charge by electing to apply the Policy Value under Payment Option 1. See "Proceeds on Annuity Date."

The surrender proceeds may be subject to federal income tax, including a penalty tax. See "FEDERAL TAX STATUS."

PROCEEDS ON DEATH OF LAST SURVIVING ANNUITANT BEFORE ANNUITY DATE (THE DEATH BENEFIT)

If the Last Surviving Annuitant dies before the Policy Value is transferred to a payment option, we will pay the Beneficiary a Death Benefit.

The Death Benefit is the greater of:

     1. the premiums paid, adjusted for any partial withdrawals, surrender charge and incurred taxes, and less any Premium Enhancements applied during the 12 month period prior to the date of death; or
     2. the Policy Value on the date We receive Due Proof of Death, less any Premium Enhancements applied in the 12 month period prior to the date of death.

For Policyowners who have chosen on the application to pay an additional Mortality and Expense Risk Charge of 0.15%, the Death Benefit is the greatest of:

     1.   item "1." above;
     2.   item "2." above; or
     3. the greatest Policy Value on any Policy Anniversary occurring before both the date the Last Surviving Annuitant attained age 81 and the date We receive Due Proof of the Annuitant's death This value will be adjusted for any partial withdrawals, surrender charges, incurred taxes, and premiums paid that occur after such Policy Anniversary. The value will also be reduced by any Premium Enhancements applied in the 12 month period prior to the date of death.

If on the date the Policy was issued any Annuitant was attained age 81 or older, either Death Benefit is the Policy Value on the date We receive Due Proof of Death.

If You are the Last Surviving Annuitant who dies before the Annuity Date, the Death Benefit proceeds must be distributed pursuant to the rules set forth below in "Proceeds on Death of Any Policyowner."

PROCEEDS ON DEATH OF ANY POLICYOWNER

If any Policyowner dies before the Annuity Date, the following rules apply:

     . If You (the deceased Policyowner) were not the Last Surviving Annuitant and We receive Due Proof of Your death before the Annuity Date, We will pay the Beneficiary the Policy Value as of the date We receive Due Proof of Your death.

     . If You were Last Surviving Annuitant and We receive Due Proof of Your death before the Annuity Date, We will pay the Beneficiary the Death Benefit described in "Proceeds on the Death of Last Surviving Annuitant Before Annuity Date."

     . As required by federal tax law, regardless of whether You were the Annuitant, the entire interest in the Policy will be distributed to the Beneficiary:

               a)   within five years of Your death; or
               b) over the life of the Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary, with payments beginning within one year of Your death.

          However, if your spouse is the Beneficiary the Policy may be continued. If this occurs and You were the only Annuitant, Your spouse will become the Annuitant.

If any Policyowner dies on or after the Annuity Date but before all proceeds payable under the Policy have been distributed, We will continue payments to the designated payee (or, if the deceased Policyowner was the Annuitant, to the Beneficiary) under the payment option in effect on the date of the deceased Policyowner's death.

For purposes of this section, if any Policyowner is not an individual, the death or change of any Annuitant will be treated as the death of a Policyowner, and we will pay the Beneficiary the Cash Surrender Value.

This section shall, in all events, be construed in a manner consistent with section 72(s) of the Internal Revenue Code of 1986, as amended. If anything in the Policy conflicts with the provisions of this section, this section will control.

INTEREST ON PROCEEDS

We will pay interest on proceeds if We do not pay the proceeds in a single sum or begin paying the proceeds under a payment option:

     1.   within 30 days after the proceeds become payable; or
     2. within the time required by the applicable jurisdiction, if less than 30 days.

This interest will accrue from the date the proceeds become payable to the date of payment, but not for more than one year, at an annual rate of 3%, or the rate and time required by law, if greater.

PARTIAL WITHDRAWALS

You may withdraw part of the Cash Surrender Value, subject to the following:

     1.   the Company's minimum partial withdrawals currently $250;
     2. the maximum partial withdrawal is the amount that would leave a Cash Surrender Value of $2,000; and
     3. a partial withdrawal request which would reduce the amount in a Sub-Account or a Guarantee Period under the Fixed Account below $500 will be treated as a request for a full withdrawal of the amount in that Sub-Account or Guarantee Period.

On the date We receive at Our Administrative Office Your Written Notice for a partial withdrawal, We will withdraw the partial withdrawal from the Policy Value. We will then deduct any applicable surrender charge from the amount requested for withdrawal.
The Company reserves the right to change its minimum partial withdrawal amount requirements.

You may specify the amount to be withdrawn from certain Sub-Accounts or Guarantee Periods. If You do not provide this information to us, We will withdraw proportionately from the Sub-Accounts and the Guarantee Periods in which You are invested. If You do provide this information to us, but the amount in the designated Sub-Accounts and/or Guarantee Periods is inadequate to comply with Your withdrawal request, We will first withdraw from the specified Sub-Accounts and the Guarantee Periods. The remaining balance will be withdrawn proportionately from the other Sub-Accounts and Guarantee Periods in which You are invested.

Any partial or systematic withdrawal may be included in the Policyowner's gross income in the year in which the withdrawal occurs and may be subject to federal income tax (including a penalty tax equal to 10% of the amount treated as taxable income). The Code restricts certain distributions under Tax-Sheltered Annuity Plans and other qualified plans. See "FEDERAL TAX STATUS."

SYSTEMATIC WITHDRAWAL PRIVILEGE

You may elect to use the Systematic Withdrawal Privilege (SWP) to withdraw a fixed-level amount from the Sub-Account(s) and the Guarantee Period(s) under the Fixed Account on a monthly, quarterly, semi-annual or annual basis, beginning 30 days after the Effective Date, if:

     .    We receive Your Written Notice on Our administrative form;
     . if surrender charges apply, the Policy meets a minimum premium (currently $25,000); and
     . if surrender charges apply, the Policy complies with the "Partial Withdrawals" provision.

While surrender charges are applicable, You may withdraw:

     . 100% of investment earnings in the Variable Account, available at the time the SWP is executed/processed;
     . 100% of interest earned in the Fixed Account, available at the time the SWP is executed/processed
     . 10% of total premiums paid within 9 years from the date the SWP is executed/processed;
     . 100% of premiums paid 9 years or more from the date the SWP is executed/processed;
     . Amounts required to be withdrawn pursuant to federal tax laws (see "Minimum Distribution Requirements").

     Note: Withdrawals from a Guarantee Period other than from the one year Guarantee Period under the Fixed Account may be subject to a Market Value Adjustment.

When no surrender charges are applicable, the entire Policy is available for systematic withdrawal. Once an amount has been selected for withdrawal, it will remain fixed until the earlier of the next Policy Anniversary or termination of the privilege. A written request to change the withdrawal amount for the following Policy Year must be received no later than 7 days prior to the Policy Anniversary date. The Systematic Withdrawal Privilege will end at the earliest of the date:

     . when the Sub-Account(s) and Guarantee Period(s) You specified for those withdrawals have no remaining amount to withdraw;
     .    the Cash Surrender Value is reduced to $2,000*;
     .    You choose to pay premiums by the pre-authorized check agreement plan;
     .    We receive Your Written Notice to end this privilege; or
     . We choose to discontinue this privilege upon 30 days Written Notice to You.

References to partial withdrawals in other provisions of this Prospectus include systematic withdrawals. If applicable, a charge for premium taxes may be deducted from each systematic withdrawal payment. This option is not available on the 29th, 30th or 31st day of each month. The Company reserves the right to change its minimum systematic withdrawal amount requirements or terminate this privilege.

In certain circumstances, amounts withdrawn pursuant to a systematic withdrawal option may be included in a Policyowner's gross income and may be subject to penalty taxes.

* If the Cash Surrender Value is reduced to $2,000, Your Policy may terminate. See "Termination."

PORTFOLIO REBALANCING

Portfolio rebalancing (Rebalancing) is an investment strategy in which Your Policy Value, in the Sub-Accounts only, is reallocated back to its original portfolio allocation. Rebalancing is performed regardless of changes in individual portfolio values from the time of the last rebalancing. It is executed on a quarterly, semi-annual or annual basis. We make no representation or guarantee that rebalancing will result in a profit, protect You against loss or ensure that You meet Your financial goals.

To initiate Rebalancing, We must receive Your Written Notice on Our form. Participation in Rebalancing is voluntary and can be modified or discontinued at any time by You in writing on Our form. Portfolio Rebalancing is not available for the Fixed Account.

Once elected, We will continue to perform Rebalancing until We are instructed otherwise. We reserve the right to change Our procedures or discontinue offering Rebalancing upon 30 days Written Notice to You. This option is not available on the 29th, 30th or 31st day of each month. There is no charge for this feature.

POSTPONEMENT OF PAYMENT

We will usually pay any proceeds payable, amounts partially withdrawn, or the Cash Surrender Value within seven calendar days after:

     1. we receive Your Written Notice for a partial withdrawal or a cash surrender;
     2.   the date chosen for any systematic withdrawal; or
     3. we receive Due Proof of Death of the Owner or the Last Surviving Annuitant.

However, We can postpone the payment of proceeds, amounts withdrawn, the Cash Surrender Value, or the transfer of amounts between Sub-Accounts if:

     1. the New York Stock Exchange is closed, other than customary weekend and holiday closings, or trading on the exchange is restricted as determined by the SEC;
     2. the SEC permits by an order the postponement for the protection of Policyowners; or
     3. the SEC determines that an emergency exists that would make the disposal of securities held in the Variable Account or the determination of the value of the Variable Account's net assets not reasonably practicable.

We have the right to defer payment of any partial withdrawal, cash surrender, or transfer from the Fixed Account for up to six months from the date We receive Your Written Notice for a withdrawal, surrender or transfer.

CHARGES AGAINST THE POLICY, VARIABLE ACCOUNT, AND FUNDS

SURRENDER CHARGE

A surrender charge may be deducted when a partial withdrawal or cash surrender is made in order to at least partially reimburse Us for certain expenses relating to the sale of the Policy. These expenses include commissions to registered representatives and other promotional expenses. A surrender charge may also be applied to the proceeds paid on the Annuity Date, unless Payment Option 1 is chosen.

The amount withdrawn is first taken from any investment earnings in the Variable Account and interest earned in the Fixed Account available at the time the request is made. Then, further amounts withdrawn will be taken from premiums starting with the oldest premium paid.

Withdrawal or surrender of the following will not incur a surrender charge:

     .    100% of investment earnings in the Variable Account;
     .    100% of interest earned in the Fixed Account;
     . 10% of total premiums paid less than 9 years from the date of withdrawal or surrender;
     . 100% of premiums paid 9 years or more from the date of withdrawal or surrender;
     . Amounts required to be withdrawn pursuant to federal tax laws (see "Minimum Distribution Requirements").

If a surrender charge does apply, the following percentages may be used to calculate the amount of the charge:

     Policy Years Since Premium Was Paid
     -----------------------------------
          Less than 1...................................................... 8.5%
          At least 1, but less than 2...................................... 8.5%
          At least 2, but less than 3......................................   8%
          At least 3, but less than 4......................................   8%
          At least 4, but less than 5......................................   7%
          At least 5, but less than 6......................................   6%
          At least 6, but less than 7......................................   5%
          At least 7, but less than 8......................................   4%
          At least 8, but less than 9......................................   2%
          At least 9....................................................... None

Any surrender charge will be deducted from the amount requested for withdrawals or surrender.

ANNUAL ADMINISTRATION CHARGE

To cover the costs of providing certain administrative services such as maintaining Policy records, communicating with Policyowners, and processing transactions, We deduct an Annual Administration Charge of $30 for the prior Policy Year on each Policy Anniversary. We will also deduct this charge if the Policy is surrendered for its Cash Surrender Value, unless the Policy is surrendered on a Policy Anniversary.

If the Policy Value on the Policy Anniversary is $75,000 or more, We will waive the Annual Administration Charge for the prior Policy Year. We will also waive the Annual Administration Charge if the Policy is a Tax-Sheltered Annuity.

The charge will be assessed proportionately from any Sub-Accounts and the Guarantee Periods under the Fixed Account in which You are invested. If the charge is obtained from a Sub-Account(s), We will cancel the appropriate number of Units credited to this Policy based on the Unit Value at the end of the Valuation Period when the charge is assessed.

DAILY ADMINISTRATION FEE

At each Valuation Period, We deduct a daily administration fee at an annual rate of 0.35% from the assets of each Sub-Account of the Variable Account. This daily administration fee is intended to reimburse Us for other administrative costs under the policies.

TRANSFER PROCESSING FEE

The first 12 transfers during each Policy Year are currently free, although We reserve the right to change this procedure. The Company currently assesses a $25 transfer fee for the 13th and each additional transfer in a Policy Year. Transfer requests include Written Notices and telephone call, but do not include automatic transfers. Such requests are considered to be one transfer, regardless of the number of Sub-Accounts or Guarantee Periods under the Fixed Account effected by the transfer. The processing fee will be deducted proportionately from the receiving Sub-Account(s) and/or the Fixed Account. See "Transfers" for the rules concerning transfers.

MORTALITY AND EXPENSE RISK CHARGE

We assess an annual mortality and expense risk charge, deducted at each Valuation Period from the assets of the Variable Account. This charge:

     . is an annual rate of 1.25% of the average daily value of the net assets in the Variable Account;
     . is assessed during the Accumulation Period, but is not charged after the Annuity Date;
     . consists of approximately 0.75% to cover the mortality risk and approximately 0.50% to cover the expense risk;
     .    is guaranteed not to increase for the duration of the Policy;.

If You have chosen on the application to receive the Enhanced Death Benefit, the mortality and expense charge will be increased by 0.15%. This increase covers an increase in the mortality risk. See "Proceeds on Death of Last Surviving Annuitant Before Annuity Date (The Death Benefit)."

The mortality risk We assume arises from Our obligation to make annuity payments (determined in accordance with the annuity tables and other provisions contained in the Policy) for the full life of all Annuitants regardless of how long each may live. This means:

     . Mortality risk is the risk that Annuitants may live for a longer period of time than We estimated when We established Our guarantees in the Policy.
     . Each Annuitant is assured that neither his or her longevity, nor an improvement in life expectancy generally, will have any adverse effect on the annuity payments received under the Policy.
     .    The Annuitant will not outlive the funds accumulated for retirement.
     . We guarantee to pay a Death Benefit if the Last Surviving Annuitant dies before the Annuity Date (see "Proceeds on Death of Last Surviving Annuitant Before Annuity Date (The Death Benefit)").
     . No surrender charge is assessed against the payment of the Death Benefit, which also increases the mortality risk.

The expense risk We assume is the risk that the surrender charges, Annual Administration Charge, daily administration fee, and transfer fees may be insufficient to cover Our actual future expenses.

If the mortality and expense charges are sufficient to cover such costs and risks, any excess will be profit to the Company and may be used to reimburse Us for distribution expenses. However, if the amounts deducted prove to be insufficient, the loss will be borne by us.

WAIVER OF SURRENDER CHARGE

When the Policy has been in effect for 1 year, surrender charges and any applicable Market Value Adjustment will be waived on any partial withdrawal or surrender after You provide Us written evidence, satisfactory to Us and signed by a qualified physician, that:

1.   you are terminally ill, provided:

     a) your life expectancy is not more than 12 months due to the severity and nature of the terminal illness; and
     b) the diagnosis of the terminal illness was made after the Effective Date of this Policy.

                                      OR

2. you are or have been confined to a hospital, nursing home or long-term care facility for at least 90 consecutive days, provided:

     a) confinement is for medically necessary reasons at the recommendation of a physician;
     b) the hospital, nursing home or long-term care facility is licensed or otherwise recognized and operating as such by the proper authority in the state where it is located, the Joint Commission on Accreditation of Hospitals or Medicare and satisfactory evidence of such status is provided to us; and
     c) the withdrawal or surrender request is received by Us no later than 91 days after the last day of Your confinement.

This provision is not available if any Policyowner was attained age 81 or older on the Effective Date. This provision may not be available in all jurisdictions.

REDUCTION OR ELIMINATION OF SURRENDER CHARGES AND ANNUAL ADMINISTRATION CHARGES

The amount of surrender charges and/or the Annual Administration Charge may be reduced or eliminated when some or all of the policies are to be sold to an individual or a group of individuals in such a manner that results in savings of sales and/or administrative expenses. In determining whether to reduce or eliminate such expenses, We will consider certain factors, including:

     1. the size and type of group to which the administrative services are to be provided and the sales are to be made . Generally, sales and administrative expenses for a larger group are smaller than for a smaller group because large numbers of sales may result in fewer sales contacts.
     2. the total amount of premiums. Per dollar sales expenses are likely to be less on larger premiums than on smaller ones.
     3. any prior or existing relationship with the Company. Policy sales expenses are likely to be less when there is a prior or existing relationship because there is a likelihood of more sales with fewer sales contacts.
     4. the level of commissions paid to selling broker/dealers. For example, certain broker/dealers may offer policies in connection with financial planning programs on a fee for service basis.

          In view of the financial planning fees, such broker/dealers may elect to receive lower commissions for sales of the policies, thereby reducing the Company's sales expenses.

If it is determined that there will be a reduction or elimination in sales expenses and/or administration expenses, the Company will provide a reduction in the surrender charge and/or the Annual Administration Charge. Such charges may also be eliminated when a Policy is issued to an officer, director, employee, registered representative or relative thereof of: the Company; The Canada Life Assurance Company; J. & W. Seligman & Co. Incorporated; any selling Broker/Dealer; or any of their affiliates. In no event will reduction or elimination of the surrender charge and/or Annual Administration Charge be permitted where such reduction or elimination will be discriminatory to any person.

In addition, if the Policy Value on the Policy Anniversary is $75,000 or more, We will waive the Annual Administration Charge for the prior Policy Year.

TAXES

We will incur premium taxes in some jurisdictions relating to the policies. Depending on the jurisdiction, We deduct any such taxes from either: a) the premiums when paid; or b) the Policy Value when it is applied under a payment option, at cash surrender or upon partial withdrawal. A summary of current state premium tax rates is contained in Appendix A.

When any tax is deducted from the Policy Value, it will be deducted proportionately from the Sub-Accounts and the Guarantee Periods under the Fixed Account in which You are invested.

We reserve the right to charge or provide for any taxes levied by any governmental entity, including:

     1. taxes that are against or attributable to premiums, Policy Values or annuity payments; or
     2. taxes that We incur which are attributable to investment income, capital gains retained as part of Our reserves under the policies, or from the establishment or maintenance of the Variable Account.

OTHER CHARGES INCLUDING INVESTMENT ADVISORY FEES

Each portfolio is responsible for all of its operating expenses. In addition, fees for investment advisory services are charged monthly from each portfolio at an annual rate of the monthly net assets of the portfolio. The Prospectus and Statement of Additional Information for each Fund provides more information concerning the investment advisory fee, other charges assessed against the portfolio(s) each Fund offers, and the investment advisory services provided to such portfolio(s).

PAYMENT OPTIONS

The Policy ends when We pay the proceeds on the Annuity Date. We will apply the Policy Value under Payment Option 1 unless You have an election on file at Our Administrative Office to receive another mutually agreed upon payment option (Payment Option 2). The proceeds will be the Policy Value if the Annuity Date is the first day of the month after any Annuitant's 100th birthday. See "Proceeds on Annuity Date." We require the surrender of Your Policy so that We may issue a supplemental contract for the applicable payment option. The term "payee" means a person who is entitled to receive payments under this section.

ELECTION OF OPTIONS

You may elect, revoke or change a payment option at any time before the Annuity Date and while the Annuitant(s) is living. If an election is not in effect at the Last Surviving Annuitant's death, or if payment is to be made in one lump sum under an existing election, the Beneficiary may elect one of the options. This election must be made within one year after the Last Surviving Annuitant's death and before any payment has been made.

An election of an option and any revocation or change must be made in a Written Notice. It must be filed with Our Administrative Office with the written consent of any irrevocable Beneficiary or assignee at least 30 days before the Annuity Date.

An option may not be elected and We will pay the proceeds in one lump sum if either of the following conditions exist:

    1.   the amount to be applied under the option is less than $1,000; or
    2.   any periodic payment under the election would be less than $50.

DESCRIPTION OF PAYMENT OPTIONS

Payment Option 1: Life Income With Payments for 10 Years Certain

We will pay the proceeds in equal amounts each month, quarter, or year, during the Annuitant's lifetime or for 10 years, whichever is longer.

The amount of each payment will be determined from the tables in the Policy which apply to Payment Option 1, using the Annuitant's age. Age will be determined from the nearest birthday at the due date of the first payment.

Payment Option 2: Mutual Agreement

We will pay the proceeds according to other terms, if those terms are mutually agreed upon.

PAYMENT DATES

The payment dates of the options will be calculated from the date on which the proceeds become payable.

AGE AND SURVIVAL OF ANNUITANT

We have the right to require proof of age of the Annuitant(s) before making any payment. When any payment depends on the Annuitant's survival, We will have the right, before making the payment, to require proof satisfactory to Us that the Annuitant is alive.

OTHER POLICY PROVISIONS

POLICYOWNER

During any Annuitant's lifetime and before the Annuity Date, You have all of the ownership rights and privileges granted by the Policy. If You appoint an irrevocable Beneficiary or assignee, then Your rights will be subject to those of that Beneficiary or assignee.

During any Annuitant's lifetime and before the Annuity Date, You may also name, change or revoke a Policyowner(s), Beneficiary(ies), Payee(s), or Annuitant(s) by giving Us Written Notice. Any change of Policyowner(s) or Annuitant(s) must be approved by Us.

A change of any Policyowner may result in resetting the Death Benefit to an amount equal to the Policy Value as of the date of the change.

With respect to Qualified Policies generally, however:

     .  the contract may not be assigned (other than to us);
     . Joint Ownership is not permitted; and . the Policyowner must be the Annuitant.

BENEFICIARY

We will pay the Beneficiary any proceeds payable on Your death or the death of the Last Surviving Annuitant. During any Annuitant's lifetime and before the Annuity Date, You may name and change one or more beneficiaries by giving Us Written Notice. However, We will require Written Notice from any irrevocable Beneficiary or assignee specifying their consent to the change.

We will pay the proceeds under the Beneficiary appointment in effect at the date of death. If You have not designated otherwise in Your appointment, the proceeds will be paid to the surviving Beneficiary(ies) equally. If no Beneficiary is living when You or the Last Surviving Annuitant dies, or if none has been appointed, the proceeds will be paid to You or Your estate.

TERMINATION

We may pay You the Cash Surrender Value and terminate the Policy if before the Annuity Date all of these events simultaneously exist:

    1.   you have not paid any premiums for at least two years;
    2.   the Policy Value is less than $2,000; and
    3. the total premiums paid, less any partial withdrawals, is less than $2,000.

We will mail You a notice of Our intention to terminate the Policy at least six months in advance. The Policy will automatically terminate on the date specified in the notice unless We receive an additional premium before such date. This additional premium must be at least the minimum amount specified in "Additional Premium."

Qualified contracts may be subject to distribution restrictions. See "FEDERAL TAX STATUS."

WRITTEN NOTICE

Written Notice must be signed and dated by You. It must be of a form and content acceptable to us. Your Written Notice will not be effective until We receive and file it. However, any change provided in Your Written Notice will be effective as of the date You signed the Written Notice:

    1. subject to any payments or other actions We take prior to receiving and filing Your Written Notice; and
    2. whether or not You or the Last Surviving Annuitant are alive when We receive and file Your Written Notice.

PERIODIC REPORTS

We will mail You a report showing the following items about Your Policy:

    1. the number of Units credited to the Policy and the dollar value of a Unit;
    2. the Policy Value;
    3. any premiums paid, withdrawals, and charges made since the last report;
       and
    4. any other information required by law.

The information in the report will be as of a date not more than two months before the date of the mailing. We will mail the report to You:

    1. at least annually, or more often as required by law; and
    2. to Your last address known to us.

ASSIGNMENT

You may assign a Nonqualified Policy or an interest in it at any time before the Annuity Date and during any Annuitant's lifetime. Your rights and the rights of any Beneficiary will be affected by an assignment. An assignment must be in a Written Notice acceptable to us. It will not be binding on Us until We receive and file it at Our Administrative Office. We are not responsible for the validity of any assignment.

An assignment of a Nonqualified Policy may result in certain tax consequences to the Policyowner. See "Transfers, Assignment or Exchanges of a Policy."

MODIFICATION

Upon notice to You, We may modify the Policy, but only if such modification:

    1. is necessary to make the Policy or the Variable Account comply with any law or regulation issued by a governmental agency to which We are subject; or
    2. is necessary to assure continued qualification of the Policy under the Code or other federal or state laws relating to retirement annuities or variable annuity policies; or
    3. is necessary to reflect a change in the operation of the Variable Accounts; or
    4. provides additional Variable Account and/or fixed accumulation options.

In the event of any such modification, We may make any appropriate endorsement to the Policy.

NOTIFICATION OF DEATH

The death of the Annuitant(s) and/or the Owner(s) must be reported to Us immediately, and We will require Due Proof of Death. We will pay the proceeds based upon the date recorded in the Due Proof of Death. However, we are entitled to immediately recover any overpayments made because of a failure to notify Us of any such death. We are also not responsible for any mispayments which result from a failure to notify Us.


                           YIELDS AND TOTAL RETURNS

From time to time, We may advertise yields, effective yields, and total returns for the Sub-Accounts. THESE FIGURES ARE BASED ON HISTORICAL EARNINGS AND DO NOT INDICATE OR PROJECT FUTURE PERFORMANCE. Each Sub-Account may, from time to time, advertise performance relative to certain performance rankings and indices compiled by independent organizations. More detailed information as to the calculation of performance information, as well as comparisons with unmanaged market indices, appears in the Statement of Additional Information.

Effective yields and total returns for the Sub-Accounts are based on the investment performance of the corresponding portfolios of the Funds. The Funds' performance in part reflects the Funds' expenses. See the attached prospectuses for the Funds.

The yield of the Money Market Sub-Account refers to the annualized income generated by an investment in the Sub-Account over a specified 7 day period. The yield is calculated by assuming that the income generated for that 7 day period is generated each 7 day period over a 52 week period and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment in the Sub-Account is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

The yield of a Sub-Account (except the Money Market Sub-Account) refers to the annualized income generated by an investment in the Sub-Account over a specified 30 day or one month period. The yield is calculated by assuming that the income generated by the investment during that 30 day or one month period is generated each period over a 12 month period and is shown as a percentage of the investment.

The average annual total return quotations of a Sub-Account represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Policy to the redemption value of that investment as of the last day of each of the periods for which average annual total return quotations are provided. Average annual total return information shows the average percentage change in the value of an investment in the Sub-Account from the beginning of the measuring period to the end of that period, usually 1, 5 and 10 years or since the inception of the Sub-Account. Average annual total return reflects all historical investment results, less all charges and deductions applied against the Sub-Account (including any surrender charge that would apply if a Policyowner terminated the Policy at the end of each period indicated, but excluding any deductions for premium taxes).

We may, in addition, advertise performance information computed on a different basis. We may present non-standardized total return information computed on the same basis as described above, except deductions will not include the surrender charge. This presentation assumes that the investment in the Policy persists beyond the period when the surrender charge applies, consistent with the long-term investment and retirement objectives of the Policy.

We may compare the performance of each Sub-Account in advertising and sales literature to the performance of other variable annuity issuers in general. We may also compare the performance of particular types of variable annuities investing in mutual funds, or investment series of mutual funds with investment objectives similar to each of the Sub-Accounts. Lipper Analytical Services, Inc. (Lipper) and the Variable Annuity Research Data Service (VARDS) are independent services which monitor and rank the performances of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis. Other services or publications may also be cited in Our advertising and sales literature.

Lipper's rankings include variable life issuers as well as variable annuity issuers. VARDS rankings compare only variable annuity issuers. The performance analysis prepared by Lipper and VARDS each rank such issuers on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking provides data as to which funds provide the highest total return within various categories of funds defined by the degree of risk inherent in their investment objectives.

We may also compare the performance of each Sub-Account in advertising and sales literature to the Standard & Poor's composite index of 500 common stocks, a widely used index to measure stock market performance. This unmanaged index does not reflect any "deduction" for the expense of operating or managing an investment portfolio. We may also make comparison to Lehman Brothers Government/Corporate Bond Index, an index that includes the Lehman Brothers Government Bond and Corporate Bond Indices. These indices are total rate of return indices. The Government Bond Index includes the Treasury Bond Index (public obligations of the U.S. Treasury) and the Agency Bond Index (publicly issued debt of U.S. Government agencies, quasi-federal corporations, and corporate debt guaranteed by the U.S. Government). The Corporate Bond Index includes publicly issued, fixed rate, nonconvertible investment grade dollar-denominated, SEC registered corporate debt. All issues have at least a one-year maturity, and all returns are at market value inclusive of accrued interest. Other independent indices such as those prepared by Lehman Brothers Bond Indices may also be used as a source of performance comparison.

We may also compare the performance of each Sub-Account in advertising and sales literature to the Dow Jones Industrial Average, a stock average of 30 blue chip stock companies that does not represent all new industries. Other independent averages such as those prepared by Dow Jones & Company, Inc. may also be used as a source of performance comparison. Day to day changes may not be reflective of the overall market when an average is composed of a small number of companies.

                                 TAX DEFERRAL

Under current tax laws any increase in Policy Value is generally not taxable to You or an Annuitant until received, subject to certain exceptions. See "FEDERAL TAX STATUS." This deferred tax treatment may be beneficial to You in building assets in a long-range investment program.

We may also distribute sales literature or other information including the effect of tax-deferred compounding on a Sub-Account's investment returns, or returns in general, which may be illustrated by tables, graphs, charts or otherwise, and which may include a comparison, at various points in time, of the return from an investment in a Policy (or returns in general) on a tax-deferred basis (assuming one or more tax rates) with the return on a currently taxable basis where allowed by state law. All income and capital gains derived from Sub-Account investments are reinvested and compound tax-deferred until distributed. Such tax-deferred compounding can result in substantial long-term accumulation of assets, provided that the investment experience of the underlying portfolios of the Funds is positive.

                              FEDERAL TAX STATUS

     THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE

INTRODUCTION

This discussion is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a distribution under the annuity Policy We issue. Any person concerned about these tax implications should consult a tax adviser before initiating any transaction. This discussion is based upon general understanding of the present federal income tax laws. No representation is made as to the likelihood of the continuation of the present federal income tax laws or of the current interpretation by the Internal Revenue Service. Moreover, no attempt has been made to consider any applicable state or other tax laws.

The Policy may be purchased on a nonqualified tax basis (Nonqualified Policy) or purchased and used in connection with plans qualifying for favorable tax treatment (Qualified Policy). The Qualified Policy was designed for use by individuals whose premium payments are comprised of proceeds from and/or contributions under retirement plans which are intended to qualify as plans entitled to special income tax treatment under Sections 401(a), 401(k), 403(a), 403(b), 408, 408A or 457 of the Code. The ultimate effect of federal income taxes on the amounts held under a Policy, or annuity payments, and on the economic benefit to the Policyowner, an Annuitant, or the Beneficiary depends on the type of retirement plan, on the tax and employment status of the individual concerned and on Our tax status. In addition, certain requirements must be satisfied in purchasing a Qualified Policy with proceeds from a tax-qualified plan and receiving distributions from a Qualified Policy in order to continue receiving favorable tax treatment. Therefore, purchasers of Qualified Policies should seek legal and tax advice regarding the suitability of a Policy for their situation, the applicable requirements, and the tax treatment of the rights and benefits of a Policy. The following discussion assumes that Qualified Policies are purchased with proceeds from and/or contributions under retirement plans that receive the intended special federal income tax treatment.

THE COMPANY'S TAX STATUS

The Variable Account is not separately taxed as a "regulated investment company" under Subchapter M of the Code. The operations of the Variable Account are a part of and taxed with Our operations. We are taxed as a life insurance company under Subchapter L of the Code.

At the present time, We make no charge for any federal, state or local taxes (other than premium taxes) that We incur which may be attributable to the Variable Account or to the policies. We, however, reserve the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that We determine to be properly attributable to the Variable Account or to the policies.

TAX STATUS OF THE POLICY

DIVERSIFICATION REQUIREMENTS

Section 817(h) of the Code provides that separate account investments underlying a policy must be "adequately diversified" in accordance with Treasury regulations in order for the policy to qualify as an annuity policy under
Section 72 of the Code. The Variable Account through each portfolio of the Funds intends to comply with the diversification requirements prescribed in regulations under Section 817(h) of the Code, which affect how the assets in the various divisions of the Accounts may be invested. Although We do not have control over the Funds in which the Variable Account invests, We believe that each portfolio in which the Variable Account owns shares will meet the diversification requirements and that therefore the policy will be treated as an annuity under the Code.

POLICYOWNER CONTROL

In certain circumstances, variable annuity Policyowners may be considered the Owners, for federal income tax purposes, of the assets of the separate account used to support their policies. In those circumstances, income and gains from the separate account assets would be includable in the variable annuity Policyowner's gross income. Several years ago, the IRS stated in published rulings that a variable Policyowner will be considered the Owner of separate account assets if the Policyowner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. More recently, the Treasury Department announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the Policyowner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which Policyowners may direct their investments to particular Sub-Accounts without being treated as Owners of the underlying assets."

The ownership rights under the policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that Policyowners were not Owners of separate account assets. For example, the Owner of the policy has the choice of more subdivisions to which to allocate premiums and Policy Values than such rulings, has a choice of investment strategies different from such rulings, and may be able to transfer among subdivisions more frequently than in such rulings. These differences could result in the Policyowner being treated as the Owner of the assets of the Variable Account. In addition, We do not know what standards will be set forth in the regulations or rulings which the Treasury Department has stated it expects to issue. We therefore reserve the right to modify the policy as necessary to attempt to prevent the Policyowner from being considered the Owner of the assets of the Variable Account.

REQUIRED DISTRIBUTIONS

In addition to the requirements of Section 817(h) of the Code, in order to be treated as an annuity Policy for federal income tax purposes, Section 72(s) of the Code requires any Nonqualified Policy to provide that (a) if any Policyowner dies on or after the Annuity Date but prior to the time the entire interest in the Policy has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that Policyowner's death; and (b) if any Policyowner dies prior to the Annuity Date, the entire interest in the Policy will be distributed within five years after the date of the Policyowner's death. These requirements will be considered satisfied as to any portion of the Policyowner's interest which is payable to or for the benefit of a "Designated Beneficiary" and which is distributed over the life of such "Designated Beneficiary" or over a period not extending beyond the life expectancy of that Beneficiary, provided that such distributions begin within one year of that Policyowner's death. The Policyowner's "Designated Beneficiary" is the person designated by such Policyowner as a Beneficiary and to whom proceeds of the Policy passes by reason of death and must be a natural person. However, if the Policyowner's "Designated Beneficiary" is the surviving spouse of the Policyowner, the Policy may be continued with the surviving spouse as the new Policyowner.

The Nonqualified Policies contain provisions which are intended to comply with the requirements of Section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the requirements of Code Section 72(s) when clarified by regulation or otherwise.

Other rules may apply to Qualified Policies. See "Minimum Distribution Requirements."

The following discussion assumes that the policies will qualify as annuity contracts for federal income tax purposes.

TAXATION OF ANNUITIES

IN GENERAL

Section 72 of the Code governs taxation of annuities in general. We believe that a Policyowner who is a natural person generally is not taxed on increases in the value of a Policy until distribution occurs by withdrawing all or part of the accumulation value (e.g., partial withdrawals and surrenders) or as annuity payments under the annuity option elected. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the accumulation value (and in the case of a Qualified Policy, any portion of an interest in the qualified plan) generally will be treated as a distribution. The taxable portion of a distribution (in the form of a single sum payment or an annuity) is taxable as ordinary income.

The Policyowner of any annuity Policy who is not a natural person generally must include in income any increase in the excess of the Policy's accumulation value over the Policy's "investment in the contract" during the taxable year. There are some exceptions to this rule and a prospective Policyowner that is not a natural person may wish to discuss these with a tax adviser.

The following discussion generally applies to policies owned by natural persons.

WITHDRAWALS/DISTRIBUTIONS

In the case of a distribution under a Qualified Policy (other than a Section 457 plan), under Section 72(e) of the Code a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the participant's total accrued benefit or balance under the retirement plan. The "investment in the contract" generally equals the portion, if any, of any premium payments paid by or on behalf of any individual under a Policy which was not excluded from the individual's gross income. For policies issued in connection with qualified plans, the "investment in the contract" can be zero. Special tax rules may be available for certain distributions from Qualified Policies.

In the case of a withdrawal/distribution (e.g., surrender, partial withdrawal or systematic withdrawal) under a Nonqualified Policy before the Annuity Date, under Code Section 72(e) amounts received are generally first treated as taxable income to the extent that the accumulation value immediately before the withdrawal exceeds the "investment in the contract" at that time. Any additional amount withdrawn is not taxable. The treatment of Market Value Adjustments for purposes of these rules is unclear. A tax adviser should be consulted if a distribution occurs to which a Market Value Adjustment applies.

ANNUITY PAYMENTS

Although tax consequences may vary depending on the annuity option elected under an annuity Policy, under Code Section 72(b), generally gross income does not include that part of any amount received as an annuity under an annuity Policy that bears the same ratio to such amount as the investment in the contract bears to the expected return at the annuity starting date. For variable income payments, in general, the taxable portion (prior to recovery of the investment in the contract) is determined by a formula which establishes the specific dollar amount of each annuity payment that is not taxed. The dollar amount is determined by dividing the "investment in the contract" by the total number of expected periodic payments. For fixed income payments (prior to recovery of the investment in the contract), in general, there is no tax on the amount of each payment which represents the same ratio that the "investment in the contract" bears to the total expected value of the annuity payments for the term of the payments; however, the remainder of each income payment is taxable. In all cases, after the "investment in the contract" is recovered, the full amount of any additional annuity payments is taxable.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Policy because of the death of a Policyowner or the Last Surviving Annuitant. Generally, such amounts are includable in the income of the recipient as follows:

    1. if distributed in a lump sum, they are taxed in the same manner as a surrender of the Policy; or
    2. if distributed under a payment option, they are taxed in the same manner as annuity payments.
For these purposes, the investment in the Policy is not affected by a Policyowner or Annuitant's death. That is the investment in the Policy remains the amount of any purchase payments paid which were not excluded from gross income.

PENALTY TAX ON CERTAIN WITHDRAWALS

In the case of a distribution pursuant to a Nonqualified Policy, there may be imposed a federal penalty tax equal to 10% of the amount treated as taxable income. In general, however, there is no penalty tax on distributions:

    1.   made on or after the taxpayer reaches age 59 1/2;
    2. made on or after the death of a Policyowner (or if the Policyowner is not an individual, the death of the primary Annuitant);
    3.   attributable to the Policyowner becoming disabled;
    4. as part of a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and Beneficiary;
    5. made under an annuity Policy that is purchased with a single premium when the annuity starting date is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period; and
    6. made under certain annuities issued in connection with structured settlement agreements.

Other tax penalties may apply to certain distributions under a Qualified Policy, as well as to certain contributions, and other circumstances.

TRANSFERS, ASSIGNMENTS, OR EXCHANGES OF A POLICY

A transfer of ownership, the designation of an Annuitant or other Beneficiary who is not also the Policyowner, the designation of certain annuity starting dates, or the exchange of a Policy may result in certain tax consequences to the Policyowner that are not discussed herein. A Policyowner contemplating any such transfer, assignment, designation, or exchange of a Policy should contact a tax adviser with respect to the potential tax effects of such a transaction.

WITHHOLDING

Pension and annuity distributions generally are subject to withholding for the recipient's federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. Recipients, however, generally are provided the opportunity to elect not to have tax withheld from distributions. "Eligible rollover distributions" from section 401(a) plans and section 403(b) tax-sheltered annuities are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is the taxable portion of any distribution from such a plan, except certain distributions such as distributions required by the Code or distributions in a specified annuity form. The 20% withholding does not apply, however, if the Policyowner chooses a "direct rollover" from the plan to another tax-qualified plan or IRA.

MULTIPLE POLICIES

Section 72(e)(11) of the Code treats all nonqualified deferred annuity policies entered into after June 21, 1988 that are issued by Us (or Our affiliates) to the same Policyowner during any calendar year as one annuity Policy for purposes of determining the amount includable in gross income under Code Section 72(e). The effects of this rule are not yet clear; however, it could effect the time when income is taxable and the amount that might be subject to the 10% penalty tax described above. In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Section 72(e) through the serial purchase of annuity contracts or otherwise. There may also be other situations in which the Treasury may conclude that it would be appropriate to aggregate two or more annuity contracts purchased by the same Policyowner. Accordingly, a Policyowner should consult a tax adviser before purchasing more than one annuity contract.

POSSIBLE TAX CHANGES

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the polices could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective prior to the date of the change). A tax adviser should be consulted with respect to legislative developments and their effect on the Policy.

TAXATION OF QUALIFIED PLANS

The Policies are designed for use with several types of qualified plans. The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in certain other circumstances. Therefore, no attempt is made to provide more than general information about the use of the Policies with the various types of qualified retirement plans. Policyowners, the Annuitants, and beneficiaries are cautioned that the rights of any person to any benefits under these qualified retirement plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Policy, but We shall not be bound by the terms and conditions of such plans to the extent such terms contradict the Policy, unless We consent. Some retirement plans are subject to distribution and other requirements that are not incorporated in the administration of the Policies. Policyowners are responsible for determining that contributions, distributions and other transactions with respect to the Policies satisfy applicable law. Brief descriptions follow of the various types of qualified retirement plans in connection with which We will issue a Policy. We will amend the Policy as instructed to conform it to the applicable legal requirements for such plan.

INDIVIDUAL RETIREMENT ANNUITIES AND SIMPLIFIED EMPLOYEE PENSIONS (SEP/IRAS)

Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA." These IRAs are subject to limits on the amount that may be contributed, the persons who may be eligible and on the time when distributions may commence. Also, distributions from certain other types of qualified retirement plans may be "rolled over" on a tax-deferred basis into an IRA. Sales of the Policy for use with IRAs may be subject to special disclosure requirements of the Internal Revenue Service.

Section 408(k) of the Code allows employers to establish simplified employee pension plans for their employees, using an IRA for such purpose, if certain criteria are met. Under these plans the employer may, within specified limits, make deductible contributions on behalf of the employee to an IRA. Employers intending to use the Policy in connection with such plans should seek advice.

Purchasers of a Policy for use with IRAs will be provided with supplemental information required by the Internal Revenue Service or other appropriate agency. Such purchasers will have the right to revoke their purchase within seven days of the earlier of the establishment of the IRA or their purchase. Purchasers should seek advice as to the suitability of the Policy for use with IRAs. The Internal Revenue Service has not reviewed the Policy for qualification as an IRA, and has not addressed in a ruling of general applicability whether a Death Benefit provision such as the provision in the Policy comports with IRA qualification requirements.

SIMPLE INDIVIDUAL RETIREMENT ANNUITIES

Certain small employers may establish SIMPLE plans as provided by Section 408(p) of the Code, under which employees may elect to defer a percentage of compensation up to $6,000 (as increased for cost of living adjustments). The sponsoring employer is required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRAs are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59 1/2 are subject to a 10 percent penalty tax, which is increased to 25 percent if the distribution occurs within the first two years after the commencement of the employee's participation in the plan.

ROTH INDIVIDUAL RETIREMENT ANNUITIES

Effective January 1, 1998, section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA, which are subject to certain limitations, are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax and other special rules may apply. You may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10 percent penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) and/or (2) during the five taxable years starting with the year in which the first contribution is made to the Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

MINIMUM DISTRIBUTION REQUIREMENTS

The Code requires that minimum distributions from an IRA begin no later than April 1 of the year following the year in which the Policyowner attains age 70<K189>. Failure to do so results in a federal tax penalty of 50% of the amount not withdrawn. This penalty is in addition to normal income tax. We will calculate the minimum distribution requirement (MDR) only for funds invested in this Policy and subject to Our administrative guidelines, including but not limited to minimum withdrawal amount of $250. Surrender charges are not applied against required minimum distributions.

As an administrative practice, We will calculate and distribute an amount from an IRA using the method contained in the Code's minimum distribution requirements. The annual distribution is determined by dividing the prior December 31st value for the Policy by a life expectancy factor. The factor will be based on either Your life or the life expectancies of Your life and Your Designated Beneficiary, as directed by You, and based on tables found in the IRS' regulations. Factors are redetermined for each year's distribution. The value of the Policy to be used in this calculation is the Policy Value on the December 31st prior to the year for which each subsequent payment is made. The life expectancy factor is determined by using the appropriate IRS chart based on one of the following circumstances:

     1.   your life expectancy (Single Life Expectancy);
     2. joint life expectancy between You and Your Designated Beneficiary (Joint Life and Last Survivor Expectancy); or
     3. your life expectancy and a non-spouse Beneficiary more than 10 years younger than You (Minimum Distribution Incidental Benefit Requirement).

No minimum distributions are required from a Roth IRA during Your life, although upon Your death certain distribution requirements apply.

The Code Minimum Distribution Requirements also apply to distribution from qualified plans other than IRAs. For qualified plans under section 401(a), 401(k), 403(a), 403(b), and 457, the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the Policyowner (or plan participant) (i) reaches age 70<K189> or (ii) retires, and must be made in a specified form or manner. If the plan participant is a "5% Owner" (as defined in the Code), distributions generally must begin no later than the date described in (i). You are responsible for ensuring that distributions from such plans satisfy the Code minimum distribution requirements.

CORPORATE AND SELF-EMPLOYED (H.R.10 AND KEOGH) PENSION AND PROFIT-SHARING PLANS

Sections 401(a), 401(k) and 403(a) of the Code permit corporate employers to establish various types of tax-favored retirement plans for employees. The Self-Employed Individual Tax Retirement Act of 1962, as amended, commonly referred to as "H.R.10" or "Keogh," permits self-employed individuals also to establish such tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of the Policies in order to accumulate retirement savings under the plans. Adverse tax consequences to the plan, to the participant or to both may result if this Policy is assigned or transferred to any individual as a means to provide benefit payments. Employers intending to use the Policy in connection with such plans should seek advice.

The Policy includes a Death Benefit that in some cases may exceed the greater of the premium payments or the Policy Value. The Death Benefit could be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan. Because the Death Benefit may exceed this limitation, employers using the Policy in connection with such plans should consult their tax adviser.

DEFERRED COMPENSATION PLANS

Section 457 of the Code provides for certain deferred compensation plans. These plans may be offered with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The plans may permit participants to specify the form of investment for their deferred compensation account. All distributions are taxable as ordinary income. Except for governmental plans, all investments are owned by the sponsoring employer and are subject to the claims of the general creditors of the employer.

TAX-SHELTERED ANNUITY PLANS

Section 403(b) of the Code permits public school systems and certain tax exempt organizations specified in Section 501(c)(3) to make payments to purchase annuity policies for their employees. Such payments are excludable from the employee's gross income (subject to certain limitations), but may be subject to FICA (Social Security) taxes. The Policy includes a Death Benefit that in some cases may exceed the greater of the premium payments or the Policy Value. The Death Benefit could be characterized as an incidental benefit, the amount of which is limited in any tax-sheltered annuity under section 403(b). Because the Death Benefit may exceed this limitation, employers using the Policy in connection with such plans should consult their tax adviser. Under Code requirements, Section 403(b) annuities generally may not permit distribution of:
1) elective contributions made in years beginning after December 31, 1988; 2) earnings on those contributions; and 3) earnings on amounts attributed to elective contributions held as of the end of the last year beginning before January 1, 1989. Under Code requirements, distributions of such amounts will be allowed only: 1) upon the death of the employee; or 2) on or after attainment of age 59 1/2; or 3) separation from service; or 4) disability; or 5) financial hardship, except that income attributable to elective contributions may not be distributed in the case of hardship. With respect to these restrictions, the Company is relying upon a no-action letter dated November 28, 1988 from the staff of the SEC to the American Council of Life Insurance, the requirements for which have been or will be complied with by the Company.

OTHER TAX CONSEQUENCES

As noted above, the foregoing comments about the federal tax consequences under these policies are not exhaustive and special rules are provided with respect to other tax situations not discussed in this Prospectus. Further, the federal income tax consequences discussed herein reflect Our understanding of current law and the law may change. Federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of distributions under a Policy depend on the individual circumstances of each Policyowner or recipient of the distribution. A tax adviser should be consulted for further information.


           RESTRICTIONS UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM

Section 36.105 of the Texas Educational Code permits participants in the Texas Optional Retirement Program (ORP) to withdraw their interest in a variable annuity Policy issued under the ORP only upon: 1) termination of employment in the Texas public institutions of higher education; 2) retirement; or 3) death. Accordingly, a participant in the ORP, or the participant's estate if the participant has died, will be required to obtain a certificate of termination from the employer or a certificate of death before Policy Values can be withdrawn or surrendered.

Other restrictions with respect to the election, commencement, or distribution of benefits may apply under Qualified Policies or under the terms of the plans in respect of which Qualified Policies are issued.

                           DISTRIBUTION OF POLICIES

The policies will be offered to the public on a continuous basis, and we do not anticipate discontinuing the offering of the policies. However, we reserve the right to discontinue the offering. Applications for policies are solicited by agents who are licensed by applicable state insurance authorities to sell our variable annuity policies and who are also registered representatives of Canada Life of America Financial Services, Inc. (CLAFS). CLAFS is a wholly owned subsidiary of our Company. CLAFS, a Georgia corporation organized on January 18, 1988, is registered with the SEC under the Securities Exchange Act of 1934 as a broker/dealer and is a member of the National Association of Securities Dealers, Inc. The policies may also be sold through other broker/dealers registered under the Securities Exchange Act of 1934 whose representatives are authorized by applicable law to sell variable annuity policies. CLAFS will pay distribution compensation to selling broker/dealers in varying amounts which, under normal circumstances, is not expected to exceed 6.5% of premium payments under the policies. We may from time to time pay additional compensation pursuant to promotional contracts. In some circumstances, we may provide reimbursement of certain sales and marketing expenses. CLAFS will pay a promotional agent fee for providing marketing support for the distribution of the contracts.

CLAFS acts as the principal underwriter, as defined in the Investment Company Act of 1940, of the policies for the Variable Account pursuant to a distribution agreement involving CLAFS and us. CLAFS is not obligated to sell any specific number of policies. CLAFS' principal business address is 6201 Powers Ferry Road, NW, Atlanta, Georgia.


                                LEGAL PROCEEDINGS

Certain affiliates of the Company, like other life insurance companies, are involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, the Company believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Variable Account or the Company.


                                  VOTING RIGHTS

To the extent deemed to be required by law and as described in the prospectuses for the Funds, portfolio shares held in the Variable Account and in Our general account will be voted by Us at regular and special shareholder meetings of the Funds in accordance with instructions received from persons having voting interests in the corresponding Sub-Accounts. If, however, the Investment Company Act of 1940 or any regulation thereunder should be amended, or if the present interpretation thereof should change, or if We determine that We are allowed to vote the portfolio shares in Our own right, We may elect to do so.

The number of votes which are available to You will be calculated separately for each Sub-Account of the Variable Account, and may include fractional votes. The number of votes attributable to a Sub-Account will be determined by applying Your percentage interest, if any, in a particular Sub-Account to the total number of votes attributable to that Sub-Account. You hold a voting interest in each Sub-

Account to which the Variable Account value is allocated. You only have voting interest prior to the Annuity Date.

The number of votes of a portfolio which are available to You will be determined as of the date coincident with the date established for determining shareholders eligible to vote at the relevant meeting of the Funds. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by the Funds.

Fund shares as to which no timely instructions are received and shares held by Us in a Sub-Account as to which You have no beneficial interest will be voted in proportion to the voting instructions which are received with respect to all policies participating in that Sub-Account. Voting instructions to abstain on any item to be voted upon will be applied to reduce the total number of votes cast on such item.

Each person having a voting interest in a Sub-Account will receive proxy materials, reports, and other material relating to the appropriate portfolios.


                  INSURANCE MARKETPLACE STANDARDS ASSOCIATION

Canada Life Insurance Company of America is a member of the Insurance Marketplace Standards Association (IMSA) and as such may include the IMSA logo and information about IMSA membership in its advertisements and sales literature. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuity products.


                            PREPARING FOR YEAR 2000

Like all financial services providers, the Company utilizes systems that may be affected by Year 2000 transition issues and it relies on service providers, including the Funds, that also may be affected. The Company and its affiliates have developed, and are in the process of implementing, a Year 2000 transition plan, and are confirming that its service providers are also so engaged. The resources that are being devoted to this effort are substantial. It is difficult to predict with precision whether the amount of resources ultimately devoted, or the outcome of these efforts, will have any negative impact on the Company. However, as of the date of this Prospectus, it is not anticipated that Policyowners will experience negative effects on their investment, or on the services provided in connection therewith, as a result of Year 2000 transition implementation. The Company currently anticipates that its systems will be Year 2000 compliant prior to the end of 1999, but there can be no assurance that the Company will be successful, or that interaction with other service providers will not impair the Company's services at that time.

                             FINANCIAL STATEMENTS

Our balance sheets as of December 31, 1998 and 1997, and the related statements of operations, accumulated surplus (deficit), and cash flows for each of the three years in the period ended December 31, 1998, as well as the Report of Independent Auditors, are contained in the Statement of Additional Information. The Variable Account's statement of net assets as of December 31, 1998, and the related statements of operations and changes in net assets for the periods indicated therein, as well as the Report of Independent Auditors, are contained in the Statement of Additional Information.

The financial statements of the Company included in the Statement of Additional Information should be considered only as bearing on the ability of the Company to meet its obligations under the policies. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

                                  DEFINITIONS


ADMINISTRATIVE OFFICE: Our office at the address shown on page 1 of the Prospectus. This is our mailing address.

ANNUITANT(S): Any natural person(s) whose life is used to determine the duration of any payments made under a payment option involving a life contingency. The term Annuitant(s) also includes any Joint Annuitant(s), a term used solely to refer to more than one Annuitant. There is no other distinction between the terms Annuitant(s) and Joint Annuitant(s). A Joint Annuitant is not allowed under a Qualified Policy and any designation of a Joint Annuitant under a Qualified Policy will be of no effect.

ANNUITY DATE: The date when the proceeds will be paid under an annuity payment option or on the first day of the month after any Annuitant reaches age 100, whichever occurs first.

BENEFICIARY(IES): The person(s) to whom We will pay the proceeds payable on Your death or on the death of the Last Surviving Annuitant.

CASH SURRENDER VALUE: The Policy Value less any applicable Annual Administration Charge and Market Value Adjustment.

DUE PROOF OF DEATH: Proof of death that is satisfactory to us. Such proof may consist of: 1) a certified copy of the death certificate; or 2) a certified copy of the decree of a court of competent jurisdiction as to the finding of death.

EFFECTIVE DATE: The date We accept Your completed application and apply Your initial premium.

FIXED ACCOUNT: Part of Our general account that provides a Guaranteed Interest Rate for a specified Guarantee Period. This account is not part of and does not depend on the investment performance of the Variable Account.

GUARANTEE AMOUNT: Before the Annuity Date, the amount equal to that part of any Net Premium allocated to, or Policy Value transferred to, the Fixed Account for a designated Guarantee Period with a particular expiration date (including interest) less any withdrawals (including any Market Value Adjustments and premium tax charges) or transfers (including any applicable Market Value Adjustments).

GUARANTEE PERIOD: A specific number of years for which We agree to credit a particular effective annual rate of interest. We currently offer Guarantee Periods of one, three, five, seven and ten years.

GUARANTEED INTEREST RATE: The applicable effective annual rate of interest that We will pay on a Guarantee Amount. The Guaranteed Interest Rate will be at least three percent per year.

LAST SURVIVING ANNUITANT(S): The Annuitant(s) or Joint Annuitant(s) that survives the other.

MARKET VALUE ADJUSTMENT: A positive or negative adjustment assessed upon the surrender, withdrawal, or transfer of any portion of a Guarantee Amount before the expiration of its Guarantee Period.

NET PREMIUM: The premium(s) paid less any premium tax deducted in the year the premium is paid.

NONQUALIFIED POLICY: A Policy that is not a "qualified" Policy under the Internal Revenue Code of 1986, as amended (Code).

OWNER(S): The individual(s), trust(s), corporation(s), or any other entity(ies) entitled to exercise ownership rights and privileges under the Policy. The term Owner(s) also includes any Joint Owner(s), a term used solely for the purpose of referring to more than one Owner. There is no other distinction between the terms Owner(s) and Joint Owner(s).

POLICY: The flexible premium variable deferred annuity Policy offered by this Prospectus.

POLICY VALUE: The sum of the Variable Account value and the Fixed Account value.

POLICY DATE: The date the Policy goes into effect.

POLICY YEARS, MONTHS, AND ANNIVERSARIES: Starts on the same month and day as the Policy Date.

PREMIUM ENHANCEMENT: A benefit we pay when You make a premium payment. It is determined by multiplying the premium payment by the Premium Enhancement Rate.

PREMIUM ENHANCEMENT RATE: A rate that is added to the premium payment to determine the Premium Enhancement.

QUALIFIED POLICY: A Policy issued in connection with plans that receive special federal income tax treatment under sections 401, 403(a), 403(b), 408, 408A, or 457 of the Code.

UNIT: A measurement used in the determination of the Policy's Variable Account value before the Annuity Date.

VALUATION DAY: Each day the New York Stock Exchange is open for trading.

VALUATION PERIOD: The period beginning at the close of business on a Valuation Day and ending at the close of business on the next succeeding Valuation Day. The close of business is when the New York Stock Exchange closes (usually at 4:00 P.M. Eastern Time).

            STATEMENT OF ADDITIONAL INFORMATION - TABLE OF CONTENTS

ADDITIONAL POLICY PROVISIONS...............................................  2
    Contract...............................................................  2
    Incontestability.......................................................  2
    Misstatement of Age....................................................  2
    Currency...............................................................  3
    Place of Payment.......................................................  3
    Non-Participation......................................................  3
    Our Consent............................................................  3

PRINCIPAL UNDERWRITER......................................................  3

CALCULATION OF YIELDS AND TOTAL RETURNS....................................  3
    Cash Management Yields.................................................  3
    Other Sub-Account Yields...............................................  4
    Total Returns..........................................................  5
    Effect of the Annual Administration Charge on Performance Data.........  7

SAFEKEEPING OF ACCOUNT ASSETS..............................................  7

STATE REGULATION...........................................................  7

RECORDS AND REPORTS........................................................  8

LEGAL MATTERS..............................................................  8

EXPERTS....................................................................  8

OTHER INFORMATION..........................................................  8

FINANCIAL STATEMENTS.......................................................  8

                        APPENDIX A: STATE PREMIUM TAXES


Premium taxes vary according to the state and are subject to change. In many jurisdictions there is no tax at all. For current information, a tax adviser should be consulted.


                                                            Tax Rate

                                                     Qualified     Nonqualified
    State                                            Contracts       Contracts
    California...............................

    District of
    Columbia.................................

    Kentucky.................................

    Maine....................................

    Nevada...................................

    South
    Dakota...................................

    West
    Virginia.................................

    Wyoming..................................

                                    PART B

                      INFORMATION REQUIRED TO BE IN THE

                      STATEMENT OF ADDITIONAL INFORMATION

                   CANADA LIFE INSURANCE COMPANY OF AMERICA
   ADMINISTRATIVE OFFICE: 6201 POWERS FERRY ROAD, NW, ATLANTA, GEORGIA 30339
                             PHONE: (800) 905-1959

--------------------------------------------------------------------------------

                             VARIFUND PREMIUM PLUS

                      STATEMENT OF ADDITIONAL INFORMATION
                           VARIABLE ANNUITY ACCOUNT 1
               FLEXIBLE PREMIUM VARIABLE DEFERRED ANNUITY POLICY

--------------------------------------------------------------------------------

This Statement of Additional Information contains information in addition to the information described in the Prospectus for the flexible premium variable deferred annuity policy (the Policy) offered by Canada Life Insurance Company of America. This Statement of Additional Information is not a Prospectus, and it should be read only in conjunction with the Prospectuses for the Policy and the underlying Funds. The Funds are:

   The Alger American Fund
   the Berger Institutional Products Trust
   Canada Life of America Series Fund, Inc.
   The Dreyfus Socially Responsible Growth Fund, Inc.
   Dreyfus Variable Investment Fund
   Fidelity Investments Variable Insurance Products Fund
   Fidelity Investments Variable Insurance Products Fund II
   Fidelity Investments Variable Insurance Products Fund III
   Goldman Sachs Variable Insurance Trust
   The Montgomery Funds III
   Seligman Portfolios, Inc.

The Prospectuses are dated the same date as this Statement of Additional Information. You may obtain copies of the Prospectuses by writing or calling us at our address or phone number shown above.

      The date of this Statement of Additional Information is      , 1999.

                      STATEMENT OF ADDITIONAL INFORMATION
                               TABLE OF CONTENTS


ADDITIONAL POLICY PROVISIONS...................................................2
     Contract..................................................................2
     Incontestability..........................................................2
     Misstatement Of Age or Sex................................................2
     Currency..................................................................3
     Place Of Payment..........................................................3
     Non-Participation.........................................................3
     Our Consent...............................................................3

PRINCIPAL UNDERWRITER..........................................................3

CALCULATION OF YIELDS AND TOTAL RETURNS........................................3
     Money Market Yields.......................................................3
     Other Sub-Account Yields..................................................5
     Total Returns.............................................................6
          A.  Standardized "Average Annual Total Returns"......................6
          B.  Nonstandardized "Average Annual Total Returns"...................4
          C. Adjusted Historic Fund Performance................................4
     Effect of the Annual Administration Charge on Performance Data............1

SAFEKEEPING OF ACCOUNT ASSETS..................................................1

STATE REGULATION...............................................................1

RECORDS AND REPORTS............................................................1

LEGAL MATTERS..................................................................1

EXPERTS........................................................................2

OTHER INFORMATION..............................................................2

FINANCIAL STATEMENTS...........................................................2



                          ADDITIONAL POLICY PROVISIONS

CONTRACT

The entire contract is made up of the Policy, the application for the Policy and any riders or endorsements. The statements made in the application are deemed representations and not warranties. We cannot use any statement in defense of a claim or to void the Policy unless it is contained in the application and a copy of the application is attached to the Policy at issue.

INCONTESTABILITY

Other than misstatement of age or sex (see below), we will not contest the Policy after it has been in force during any annuitant's lifetime for two years from the date of issue of the Policy.

MISSTATEMENT OF AGE OR SEX

If the age or sex of any annuitant has been misstated, we will pay the amount which the proceeds would have purchased at the correct age or for the correct sex.

If we make an overpayment because of an error in age or sex, the overpayment plus interest at 3% compounded annually will be a debt against the Policy. If the debt is not repaid, future payments will be reduced accordingly.

If we make an underpayment because of an error in age or sex, any annuity payments will be recalculated at the correct age or sex, and future payments will be adjusted. The underpayment with interest at 3% compounded annually will be paid in a single sum.

CURRENCY

All amounts payable under the Policy will be paid in United States currency.

PLACE OF PAYMENT

All amounts payable by us will be payable at our Administrative Office at the address shown on page one of this Statement of Additional Information.

NON-PARTICIPATION

The Policy is not eligible for dividends and will not participate in our divisible surplus.

OUR CONSENT

If our consent is required, it must be given in writing. It must bear the signature, or a reproduction of the signature, of our President, Vice President, Secretary or Actuary.


                             PRINCIPAL UNDERWRITER

Canada Life of America Financial Services, Inc. (CLAFS), an affiliate of Canada Life Insurance Company of America (CLICA), is the principal underwriter of the variable annuity policies described herein. The offering of the policies is continuous, and CLICA does not anticipate discontinuing the offering of the policies. However, CLICA does reserve the right to discontinue the offering of the policies.


                    CALCULATION OF YIELDS AND TOTAL RETURNS

Money Market Yields

We may, from time to time, quote in advertisements and sales literature the current annualized yield of the Money Market Sub-Account for a 7 day period in a manner which does not take into consideration any realized or unrealized gains or losses, or income other than investment income, on shares of the Money Market Portfolio or on its portfolio securities. This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation, and exclusive of income other than investment income) at the end of the 7 day period in the value of a hypothetical account under a Policy having a balance of 1 unit of the Money Market Sub-Account at the beginning of the period, dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365 day basis. The net change in account value reflects: 1) net income from the Portfolio attributable to the hypothetical account; and 2) charges and deductions imposed under the Policy which are attributable to the hypothetical account. The charges and deductions include the per unit charges for the hypothetical account for: 1) the annual administration charge; 2) the daily administration fee; and 3) the mortality and expense risk charge. The yield calculation reflects an average per unit annual administration charge of $30 per year per Policy deducted at the end of each policy year. Current Yield will be calculated according to the following formula:

               Current Yield = ((NCS-ES)/UV) X (365/7)

    Where:

    NCS = the net change in the value of the portfolio (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation, and exclusive of income other than investment income) for the 7 day period attributable to a hypothetical account having a balance of 1 Sub-Account unit.
    ES  = per unit expenses of the Sub-Account for the 7 day period.
    UV  = the unit value on the first day of the 7 day period.

The current yield for the 7 day period ended December 31, 1998 was      %.

If you have chosen on the application to receive an enhanced death benefit which has an increased mortality and expense charge of 0.15%, the current yield for
the 7 day period ended December 31, 1998  was        %.

We may also quote the effective yield of the Money Market Sub-Account for the same 7 day period, determined on a compounded basis. The effective yield is calculated by compounding the unannualized base period return according to the following formula:
                                                         365/7
                   Effective Yield = (1+((NCS-ES)/UV))          -  1
    Where:

    NCS =   the net change in the value of the portfolio (exclusive of realized gains and losses on the sale of securities and unrealized
            appreciation and depreciation, and exclusive of income other than investment income) for the 7 day period attributable to a
            hypothetical account having a balance of 1 Sub-Account unit.
    ES  =   per unit expenses of the Sub-Account for the 7 day period.
    UV  =   the unit value for the first day of the 7 day period.

The effective yield for the 7 day period ended December 31, 1998 was         %.

If you have chosen on the application to receive an enhanced death benefit which has an increased mortality and expense charge of 0.15%, the effective yield for
the 7 day period ended December 31, 1998 was         %.

Because of the charges and deductions imposed under the policy, the yield for the Money Market Sub-Account will be lower than the yield for the Money Market Portfolio.

The yields on amounts held in the Money Market Sub-Account normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Money Market Sub-Account's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Money Market Portfolio, the types and quality of portfolio securities held by the Money Market Portfolio of the Fund, and the Money Market Portfolio's operating expenses.


OTHER SUB-ACCOUNT YIELDS

We may, from time to time, quote in sales literature and advertisements the current annualized yield of one or more of the (except the Money Market Market Sub-Account) for a Policy for 30 day or one month periods. The annualized yield of a Sub-Account refers to income generated by the Sub-Account over a specific 30 day or one month period. Because the yield is annualized, the yield generated by a Sub-Account during the 30 day or one month period is assumed to be generated each period over a 12 month period. The yield is computed by: 1) dividing the net investment income of the portfolio attributable to the Sub-Account units less Sub-Account expenses for the period; by 2) the maximum offering price per unit on the last day of the period multiplied by the daily average number of units outstanding for the period; by 3) compounding that yield for a 6 month period; and by 4) multiplying that result by 2. Expenses attributable to the Sub-Account include 1) the annual administration charge, 2) the daily administration fee, and 3) the mortality and expense risk charge. The yield calculation reflects an annual administration charge of $30 per year per Policy deducted at the end of each policy year. For purposes of calculating the 30 day or one month yield, an average annual administration charge per dollar of Policy Value in the Variable Account is used to determine the amount of the charge attributable to the Sub-Account for the 30 day or one month period as described below. The 30 day or one month yield is calculated according to the following formula:

                                                    6
                   Yield = 2 x ((((NI-ES)/(U x UV))+1) -1)
     Where:

     NI = net income of the portfolio for the 30 day or one month period attributable to the Sub-Account's units.

     ES = expenses of the Sub-Account for the 30 day or one month period.

     U  = the average number of units outstanding.

     UV = the unit value at the close (highest) of the last day in the 30 day or one month period.

Because of the charges and deductions imposed under the policies, the yield for the Sub-Account will be lower than the yield for the corresponding portfolio.

The yield on the amounts held in the Sub-Accounts normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Sub-Account's actual yield is affected by the types and quality of portfolio securities held by the portfolio, and its operating expenses.

Yield calculations do not take into account the surrender charge under the Policy. The maximum surrender charge is equal to 8.5% on certain amounts surrendered or withdrawn under the Policy. A surrender charge will not be imposed on any investment earnings in the Variable Account or interest earned in the Fixed Account. A surrender charge will also not be imposed on up to 10% of total premiums, normally subject to a surrender charge, withdrawn during a policy year. See the Prospectus for more details.


TOTAL RETURNS

A.  STANDARDIZED "AVERAGE ANNUAL TOTAL RETURNS"

We may, from time to time, also quote in sales literature or advertisements total returns, including standardized average annual total returns calculated in a manner prescribed by the Securities and Exchange Commission, and other total returns. We will always include quotes of standardized average annual total return for the period measured from the date the Sub-Account commenced operations. When a Sub-Account has been in operation for 1, 5, and 10 years, respectively, the standardized average annual total return for these periods will be provided.

Standardized average annual total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Policy to the redemption value of that investment as of the last day of each of the periods. The ending date for each period for which total return quotations are provided will be for the most recent month-end practicable, considering the type and media of the communication and will be stated in the communication.

Standardized average annual total returns will be calculated using Sub-Account unit values which we calculate on each valuation day based on the performance of the Sub-Account's underlying portfolio, and the deductions for the mortality and expense risk charge, daily administration fee and the annual administration charge of $30 per year per Policy deducted at the end of each policy year. For purposes of calculating standardized average annual total return, an average per dollar annual administration charge attributable to the hypothetical account for the period is used. The standardized average annual total return will then be calculated according to the following formula:

                                         1/N
                         TR = ((ERV/P)    )   -  1
     Where:

     TR = the standardized average annual total return net of Sub-Account recurring charges.

     ERV = the ending redeemable value of the hypothetical account at the end of the period.

     P   = a hypothetical initial payment of $1,000.

     N   = the number of years in the period.

The standardized average annual total returns assume that the maximum fees and charges are imposed for calculations.

Standardized average annual total returns may be calculated either taking into account or not taking into account the impact of choosing an enhanced death benefit, which has an additional mortality and expense charge of 0.15%.

Currently, there are no standardized average annual total returns for this product.

Standardized average annual total returns for the periods shown below, assuming a 1.40% mortality and expense charge, were:


                                       1 YEAR RETURN          5 YEAR RETURN          FROM SUB-ACCOUNT
                                        YEAR ENDED             YEAR ENDED             INCEPTION DATE               SUB-ACCOUNT
SUB-ACCOUNT                              12/31/98                12/31/98              TO 12/31/98               INCEPTION DATE
-----------                            -------------          -------------          ----------------            --------------
Bond                                                                                                                 12/04/89
Capital                                                                                                              05/01/93
International Equity                                               **                                                05/01/95
Managed                                                                                                              12/04/89
Money Market                                                                                                         12/04/89
Value Equity                                                                                                         12/04/89
Alger American Growth                                              **                                                05/01/96
Alger American Leveraged AllCap                                    **                                                05/01/96
Alger American MidCap Growth                                       **                                                05/01/96
Alger American Small                                               **                                                05/01/96
 Capitalization
Berger/BIAM IPT-International                                      **                                                05/01/97
Berger IPT-Small Company Growth              *                     **                                                05/05/98
Dreyfus Capital Appreciation                 *                     **                      ***                       05/05/98
Dreyfus Growth and Income                                          **                                                05/01/96
Dreyfus Socially Responsible                                       **                                                05/01/96
Fidelity VIP Growth                                                **                                                05/01/94
Fidelity VIP High Income                                           **                                                05/01/94
Fidelity VIP Overseas                                              **                                                05/01/94
Fidelity VIP II Asset Manager                                      **                                                05/01/94
Fidelity VIP II Contrafund                   *                     **                                                05/01/98
Fidelity VIP III Growth                      *                     **                                                05/01/98
 Opportunities
Fidelity VIP II Index 500                                          **                                                05/01/96
Goldman Sachs Capital Growth                 *                     **                      ***                       05/05/99
Goldman Sachs CORE US Equity                 *                     **                      ***                       05/05/99
Goldman Sachs Global Income                  *                     **                      ***                       05/05/99
Goldman Sachs Growth and Income              *                     **                      ***                       05/05/99
Montgomery Variable Series:                                        **                                                05/01/96
 Emerging Markets
Montgomery Variable Series:                                        **                                                05/01/97
 Growth

B.  NONSTANDARDIZED "AVERAGE ANNUAL TOTAL RETURNS"

We may, from time to time, also quote in sales literature or advertisements, nonstandardized average annual total returns for the Sub-Accounts that do not reflect the surrender charge. These are calculated in exactly the same way as standardized average annual total returns described above, except that the ending redeemable value of the hypothetical account for the period is replaced with an ending value for the period that does not take into account any charges on amounts surrendered or withdrawn, and that the initial investment is assumed to be $10,000 rather than $1,000.

Currently, there are no nonstandardized average annual total returns for this product.

C. ADJUSTED HISTORIC FUND PERFORMANCE

Sales literature or advertisements may quote nonstandardized "adjusted" total returns for the Funds since their inception reduced by some or all of the fees and charges under the Policy. Such adjusted historic fund performance includes data that precedes the inception dates of the Sub-Accounts. This data is designed to show the performance that would have resulted if the Policy had been in existence during that time.

When the standardized performance data for the Sub-Accounts is available, nonstandardized Sub-Account and adjusted historic Fund performance data will be disclosed together with the standardized performance data for the required periods.

The Funds have provided the total return information, which includes the adjusted historic Fund total return information used to calculate the adjusted historic total returns of the Funds for periods prior to the inception of the Sub-Accounts.

Adjusted historic Fund average annual total returns are shown on the following pages.

Adjusted historic Fund average annual total returns, assuming a surrender charge and a 1.20% mortality and expense charge, for the periods shown below were:

                                       1 YEAR             5 YEAR           10 YEAR             FROM FUND           FUND
                                       RETURN             RETURN            RETURN             INCEPTION        INCEPTION
                                      YEAR ENDED        YEAR ENDED        YEAR ENDED              DATE          ---------
SUB-ACCOUNT                           12/31/98           12/31/98          12/31/98            TO 12/31/98          DATE
-----------                       ----------------  ----------------  ----------------     ----------------  ----------------
Bond                                                                         ***                                   12/04/89
Capital                                                                      ***                                   04/23/93
International Equity                                        **               ***                                   04/24/95
Managed                                                                      ***                                   12/04/89
Money Market                                                                 ***                                   12/04/89
Value Equity                                                                 ***                                   12/04/89
Alger American Growth                                                        ***                                   01/08/89
Alger American Leveraged AllCap                             **               ***                                   01/25/95
Alger American MidCap Growth                                                 ***                                   05/03/93
Alger American Small                                                                                               09/20/88
 Capitalization
Berger/BIAM IPT-International                               **               ***                                   05/01/97
Berger IPT-Small Company Growth           *                 **               ***                                   05/05/98
Dreyfus Capital Appreciation              *                 **               ***                                   05/05/98
Dreyfus Growth and Income                                   **               ***                                   05/02/94
Dreyfus Socially Responsible                                                 ***                                   10/07/93
Fidelity VIP Growth                                                                                                10/09/86
Fidelity VIP High Income                                                                                           09/19/85
Fidelity VIP Overseas                                                                                              01/28/87
Fidelity VIP II Asset Manager                                                ***                                   09/06/89
Fidelity VIP II Contrafund                *                 **               ***                                   05/05/98
Fidelity VIP III Growth                   *                 **               ***                                   05/05/98
 Opportunities
Fidelity VIP II Index 500                                                    ***                                   08/27/92
Goldman Sachs Capital Growth              *                 **               ***                   ****            05/01/99
Goldman Sachs CORE US Equity              *                 **               ***                   ****            05/01/99
Goldman Sachs Global Income               *                 **               ***                   ****            05/01/99
Goldman Sachs Growth and Income           *                 **               ***                   ****            05/01/99
Montgomery Variable Series:                                 **               ***
 Emerging Markets                                                                                                  02/02/96

Montgomery Variable Series:                                 **               ***                                   02/09/96
 Growth
Seligman Communications and                                 **               ***                                   10/11/94
 Information
Seligman Frontier                                           **               ***                                   10/11/94

Adjusted historic Fund average annual total returns, assuming a surrender charge and a 1.40% mortality and expense charge, for the periods shown below were:

                                       1 YEAR             5 YEAR           10 YEAR             FROM FUND            FUND
                                       RETURN             RETURN            RETURN             INCEPTION         INCEPTION
                                      YEAR ENDED        YEAR ENDED        YEAR ENDED              DATE           ---------
SUB-ACCOUNT                           12/31/98           12/31/98          12/31/98            TO 12/31/98          DATE
-----------                       ----------------  ----------------  ----------------     ----------------  ----------------
Bond                                                                         ***                                   12/04/89
Capital                                                                      ***                                   04/23/93
International Equity                                        **               ***                                   04/24/95
Managed                                                                      ***                                   12/04/89
Money Market                                                                 ***                                   12/04/89
Value Equity                                                                 ***                                   12/04/89
Alger American Growth                                                        ***                                   01/08/89
Alger American Leveraged AllCap                             **               ***                                   01/25/95
Alger American MidCap Growth                                                 ***                                   05/03/93
Alger American Small                                                                                               09/20/88
 Capitalization
Berger/BIAM IPT-International                               **               ***                                   05/01/97
Berger IPT-Small Company Growth           *                 **               ***                                   05/05/98
Dreyfus Capital Appreciation              *                 **               ***                                   05/05/98
Dreyfus Growth and Income                                   **               ***                                   05/02/94
Dreyfus Socially Responsible                                                 ***                                   10/07/93
Fidelity VIP Growth                                                                                                10/09/86
Fidelity VIP High Income                                                                                           09/19/85
Fidelity VIP Overseas                                                                                              01/28/87
Fidelity VIP II Asset Manager                                                ***                                   09/06/89
Fidelity VIP II Contrafund                *                 **               ***                                   05/05/98
Fidelity VIP III Growth                   *                 **               ***                                   05/05/98
 Opportunities
Fidelity VIP II Index 500                                                    ***                                   08/27/92
Goldman Sachs Capital Growth              *                 **               ***                  ****             05/01/99
Goldman Sachs CORE US Equity              *                 **               ***                  ****             05/01/99
Goldman Sachs Global Income               *                 **               ***                  ****             05/01/99
Goldman Sachs Growth and Income           *                 **               ***                  ****             05/01/99
Montgomery Variable Series:                                 **               ***                                   02/02/96
 Emerging Markets
Montgomery Variable Series:                                 **               ***                                   02/09/96
 Growth
Seligman Communications and                                 **               ***                                   10/11/94
 Information

                                       1 YEAR             5 YEAR           10 YEAR             FROM FUND           FUND
                                       RETURN             RETURN            RETURN             INCEPTION        INCEPTION
                                      YEAR ENDED        YEAR ENDED        YEAR ENDED              DATE          ---------
SUB-ACCOUNT                           12/31/98           12/31/98          12/31/98            TO 12/31/98          DATE
-----------                       ----------------  ----------------  ----------------     ----------------  ----------------
Seligman Frontier                                           **                                                     10/11/94

* These Sub-Accounts invest in portfolios that have not been in operation one year as of December 31, 1998, and accordingly, no one year adjusted historic Fund average annual total return is available.

** These Sub-Accounts invest in portfolios that have not been in operation five years as of December 31, 1998, and accordingly, no ten year adjusted historic Fund average annual total return is available.

*** These Sub-Accounts invest in portfolios that have not been in operation ten years as of December 31, 1998, and accordingly, no five year adjusted historic Fund average annual total return is available.

**** As of December 31, 1998, these Sub-Accounts had not commenced operations.
 Accordingly, we have not provided standardized average annual total return information for these Sub-Accounts.

Adjusted historic Fund average annual total returns, assuming no surrender charge and a 1.20% mortality and expense charge, for the periods shown below were:

                                       1 YEAR             5 YEAR           10 YEAR             FROM FUND           FUND
                                       RETURN             RETURN            RETURN             INCEPTION        INCEPTION
                                      YEAR ENDED        YEAR ENDED        YEAR ENDED              DATE          ---------
SUB-ACCOUNT                           12/31/98           12/31/98          12/31/98            TO 12/31/98          DATE
-----------                       ----------------  ----------------  ----------------     ----------------  ----------------
Bond                                                                         ***                                   12/04/89
Capital                                                                      ***                                   04/23/93
International Equity                                        **               ***                                   04/24/95
Managed                                                                      ***                                   12/04/89
Money Market                                                                 ***                                   12/04/89
Value Equity                                                                 ***                                   12/04/89
Alger American Growth                                                        ***                                   01/08/89
Alger American Leveraged AllCap                             **               ***                                   01/25/95
Alger American MidCap Growth                                                 ***                                   05/03/93
Alger American Small                                                                                               09/20/88
 Capitalization
Berger/BIAM IPT-International                               **               ***                                   05/01/97
Berger IPT-Small Company Growth           *                 **               ***                                   05/05/98
Dreyfus Capital Appreciation              *                 **               ***                                   05/05/98
Dreyfus Growth and Income                                   **               ***                                   05/02/94
Dreyfus Socially Responsible                                                 ***                                   10/07/93
Fidelity VIP Growth                                                                                                10/09/86
Fidelity VIP High Income                                                                                           09/19/85
Fidelity VIP Overseas                                                                                              01/28/87
Fidelity VIP II Asset Manager                                                ***                                   09/06/89
Fidelity VIP II Contrafund                *                 **               ***                                   05/05/98
Fidelity VIP III Growth                   *                 **               ***                                   05/05/98
 Opportunities
Fidelity VIP II Index 500                                                    ***                                   08/27/92
Goldman Sachs Capital Growth              *                 **               ***                   ****            05/01/99
Goldman Sachs CORE US Equity              *                 **               ***                   ****            05/01/99
Goldman Sachs Global Income               *                 **               ***                   ****            05/01/99
Goldman Sachs Growth and Income           *                 **               ***                   ****            05/01/99
Montgomery Variable Series:                                 **               ***
 Emerging Markets                                                            ***                                   02/02/96

Montgomery Variable Series:                                 **               ***                                   02/09/96
 Growth
Seligman Communications and                                 **               ***                                   10/11/94
 Information
Seligman Frontier                                           **               ***                                   10/11/94

Adjusted historic Fund average annual total returns, assuming no surrender charge and a 1.40% mortality and expense charge, for the periods shown below were:

                                       1 YEAR             5 YEAR           10 YEAR             FROM FUND            FUND
                                       RETURN             RETURN            RETURN             INCEPTION         INCEPTION
                                      YEAR ENDED        YEAR ENDED        YEAR ENDED              DATE           ---------
SUB-ACCOUNT                           12/31/98           12/31/98          12/31/98            TO 12/31/98          DATE
-----------                       ----------------  ----------------  ----------------     ----------------  ----------------
Bond                                                                         ***                                   12/04/89
Capital                                                                      ***                                   04/23/93
International Equity                                        **               ***                                   04/24/95
Managed                                                                      ***                                   12/04/89
Money Market                                                                 ***                                   12/04/89
Value Equity                                                                 ***                                   12/04/89
Alger American Growth                                                        ***                                   01/08/89
Alger American Leveraged AllCap                             **               ***                                   01/25/95
Alger American MidCap Growth                                                 ***                                   05/03/93
Alger American Small                                                                                               09/20/88
 Capitalization
Berger/BIAM IPT-International                               **               ***                                   05/01/97
Berger IPT-Small Company Growth           *                 **               ***                                   05/05/98
Dreyfus Capital Appreciation              *                 **               ***                                   05/05/98
Dreyfus Growth and Income                                   **               ***                                   05/02/94
Dreyfus Socially Responsible                                                 ***                                   10/07/93
Fidelity VIP Growth                                                                                                10/09/86
Fidelity VIP High Income                                                                                           09/19/85
Fidelity VIP Overseas                                                                                              01/28/87
Fidelity VIP II Asset Manager                                                ***                                   09/06/89
Fidelity VIP II Contrafund                *                 **               ***                                   05/05/98
Fidelity VIP III Growth                   *                 **               ***                                   05/05/98
 Opportunities
Fidelity VIP II Index 500                                                    ***                                   08/27/92
Goldman Sachs Capital Growth              *                 **               ***                   ****            05/01/99
Goldman Sachs CORE US Equity              *                 **               ***                   ****            05/01/99
Goldman Sachs Global Income               *                 **               ***                   ****            05/01/99
Goldman Sachs Growth and Income           *                 **               ***                   ****            05/01/99
Montgomery Variable Series:                                 **               ***
 Emerging Markets                                                            ***                                   02/02/96
Montgomery Variable Series:                                 **               ***                                   02/09/96
 Growth
Seligman Communications and                                 **               ***                                   10/11/94
 Information

                                       1 YEAR             5 YEAR           10 YEAR             FROM FUND           FUND
                                       RETURN             RETURN            RETURN             INCEPTION        INCEPTION
                                      YEAR ENDED        YEAR ENDED        YEAR ENDED              DATE          ---------
SUB-ACCOUNT                           12/31/98           12/31/98          12/31/98            TO 12/31/98          DATE
-----------                       ----------------  ----------------  ----------------     ----------------  ----------------
Seligman Frontier                                           **                                   05/01/95          10/11/94

* These Sub-Accounts invest in portfolios that have not been in operation one year as of December 31, 1998, and accordingly, no one year adjusted historic Fund average annual total return is available.

** These Sub-Accounts invest in portfolios that have not been in operation five years as of December 31, 1998, and accordingly, no five year adjusted historic Fund average annual total return is available.

*** These Sub-Accounts invest in portfolios that have not been in operation ten years as of December 31, 1998, and accordingly, no ten year adjusted historic Fund average annual total return is available.

**** As of December 31, 1998, these Sub-Accounts had not commenced operations.
     Accordingly, we have not provided standardized average annual total return information for these Sub-Accounts.

EFFECT OF THE ANNUAL ADMINISTRATION CHARGE ON PERFORMANCE DATA

The Policy provides for a $30 annual administration charge to be assessed annually on each policy anniversary proportionately from any Sub-Accounts or Fixed Account in which the Policy is invested. If the Policy Value on the policy anniversary is $35,000 or more, we will waive the annual administration charge for the prior policy year. We will also waive the annual administration charge for Tax-Sheltered Annuity Policies. For purposes of reflecting the annual administration charge in yield and total return quotations, we will convert the annual charge into a per-dollar per-day charge based on the average Policy Value in the Variable Account of all policies on the last day of the period for which quotations are provided. The per-dollar per-day average charge will then be adjusted to reflect the basis upon which the particular quotation is calculated.


                         SAFEKEEPING OF ACCOUNT ASSETS

We hold the title to the assets of the Variable Account. The assets are kept physically segregated and held separate and apart from our general account assets and from the assets in any other separate account we have.

Records are maintained of all purchases and redemptions of portfolio shares held by each of the Sub-Accounts.

Our officers and employees are covered by an insurance company blanket bond issued by America Home Assurance Company to The Canada Life Assurance Company, our parent Company, in the amount of $25 million. The bond insures against dishonest and fraudulent acts of officers and employees.


                                STATE REGULATION

We are subject to the insurance laws and regulations of all the jurisdictions where we are licensed to operate. The availability of certain Policy rights and provisions depends on state approval and/or filing and review processes. The policies will be modified to comply with the requirements of each applicable jurisdiction.


                              RECORDS AND REPORTS

We will maintain all records and accounts relating to the Variable Account. As presently required by the Investment Company Act of 1940 and regulations promulgated thereunder, reports containing such information as may be required under the Act or by any other applicable law or regulation will be sent to you semi-annually at your last address known to us.


                                 LEGAL MATTERS

All matters relating to Michigan law pertaining to the policies, including the validity of the policies and our authority to issue the policies, have been passed upon by Charles MacPhaul. Sutherland, Asbill &

Brennan LLP of Washington, DC, has provided advice on certain matters relating to the federal securities laws.


                                    EXPERTS

Our balance sheets as of December 31, 1998 and 1997, and the related statements of operations, accumulated surplus (deficit), and cash flows for each of the three years in the period ended December 31, 1998, included in this Statement of Additional Information and Registration Statement as well as the Variable Account's statement of net assets as of December 31, 1998, and the related statements of operations and changes in net assets for the periods indicated therein included in this Statement of Additional Information and Registration Statement have been audited by Ernst & Young LLP, independent auditors, of Atlanta, Georgia, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.


                               OTHER INFORMATION

A registration statement has been filed with the SEC under the Securities Act of 1933 as amended, with respect to the policies discussed in this Statement of Additional Information. Not all of the information set forth in the registration statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the policies and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.


                              FINANCIAL STATEMENTS

The Variable Account's statement of net assets as of December 31, 1998, and the related statements of operations and changes in net assets for the periods indicated therein, as well as the Report of Independent Auditors, are contained herein. Ernst & Young LLP, independent auditors, serves as independent auditors for the Variable Account.

Our balance sheets as of December 31, 1998 and 1997, and the related statements of operations, accumulated surplus (deficit), and cash flows for each of the three years in the period ended December 31, 1998, as well as the Report of Independent Auditors, are contained herein. The financial statements of the Company should be considered only as bearing on our ability to meet our obligations under the policies. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

                                    PART C



                               OTHER INFORMATION

PART C                         OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

(a)  Financial Statements
     All required financial statements are included in Part B of this registration statement.

(b)  Exhibits

     (1) Resolution of the Board of Directors of Canada Life Insurance Company of America (CLICA) authorizing establishment of the Variable Account1

     (2)  Not applicable.

     (3)  (a)       Form of Distribution Agreement/1/
          (b)       Form of Selling Agreement/3/

     (4)  (a)       Form of Annuity Policy
          (b)       Riders and Endorsements/3/

     (5)  Form of Application

     (6)  (a)       Certificate of Incorporation of CLICA/1/
          (b)       By-Laws of CLICA/1/

     (7)  Not applicable

     (8)  (a)(a)    Participation Agreement Between Canada Life Series Fund and
                    Canada Life Insurance Company of America/1/
          (a)(b)    Participation Agreement Between Dreyfus Corporation and
                    Canada Life Insurance Company of America/1/
          (a)(c)    Participation Agreement Between Montgomery Asset Management,
                    L.P. and Canada Life Insurance Company of America/1/
          (a)(d)    Participation Agreement Between Fred Alger and Company, Inc.
                    and Canada Life Insurance Company of America/1/
          (a)(e)    Participation Agreement Among Variable Insurance Products
                    Fund, Fidelity Distributors Corporation and Canada Life
                    Insurance Company of America/2/
          (a)(f)    Participation Agreement Among Berger Institutional Products
                    Trust and Canada Life Insurance Company of America/1/
          (a)(g)    Participation Agreement Among Variable Insurance Products
                    Fund II, Fidelity Distributors Corporation and Canada Life
                    Insurance Company of America/2/
          (a)(h)    Participation Agreement Among Variable Insurance Products
                    Fund III, Fidelity Distributors Corporation and Canada Life
                    Insurance Company of America/2/
          (a)(i)    Participation Agreement Among Berger Institutional Products
                    Trust, Berger Associates, Inc. and Canada Life Insurance
                    Company of America/2/
          (a)(j)    Participation Agreement Between Canada Life Insurance
                    Company of America and The Dreyfus Socially Responsible
                    Growth Fund, Inc./2/
          (a)(k)    Participation Agreement Between Canada Life Insurance
                    Company of America and Dreyfus Variable Investment Fund/2/

          (a)(l) Amendment to Participation Agreement Among Variable Insurance Products Fund, Fidelity Distributors Corporation and Canada Life Insurance Company of America/2/
          (a)(m) Amendment to Participation Agreement Among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Canada Life Insurance Company of America/2/
          (a)(n) Amendment to Participation Agreement By and Among Canada Life Insurance Company of America and Montgomery Funds III and Montgomery Asset Management, L.P./2/
          (a)(o) Participation Agreement By and Between Canada Life Insurance Company of America and Goldman Sachs, Inc./3/

          (b)       Service Agreement/1/

     (9)  Opinion and Consent of Counsel

     (10) (a)       Consent of Counsel/3/
          (b)       Consent of Independent Counsel/3/
          (c)       Consent of Independent Auditors/3/

     (11) No items are omitted from Item 23.

     (12) Subscription Agreement/1/

     (13) Sample Performance Data Calculation/3/



____________________________
/1/ Incorporated herein by reference to exhibits filed with the Post-Effective Amendment No. 13 to the Registration Statement on Form N-4 for Variable Account 1 of Canada Life Insurance Company of America (File No. 33--28889), filed on April 20, 1997
/2/ Incorporated herein by reference to exhibits filed with the Post-Effective Amendment No. 14 to the Registration Statement on Form N-4 for Variable Account 1 of Canada Life Insurance Company of America (File No. 33--28889), filed on April 30, 1998.
/3/  To be filed by amendment.

Item 25.  Directors and Officers of the Depositor

         Name and Principal
          Business Address    Positions and Offices with Depositor
         ----------------     ------------------------------------
         D. A. Nield (1)         Chairman & Director
         R. E. Beettam (2)       President & Director
         G. E. Hughes (2)        Agency Vice President
         W. S. McIlwaine (2)     Group Sales Vice-President
         P. D. Cochrane (1)      Administrative Officer
         A. W. Bard(2)           Administrative Officer
         K. T. Ledwos (2)        Actuary Director
         S. Benedetti (2)        Marketing Actuary
         J. G. Deskins(2)        Illustration Actuary
         J. W. Elliott(2)        Internal Auditor
         R. W. Linden (1)        Secretary
         G. N. Isaac (1)         Treasurer
         D. V. Rough (1)         Assistant Treasurer
         E. P. Ovsenny (1)       Assistant Treasurer
         D. N. Rattray (1)       Assistant Treasurer
         B. J. Lynch (1)         Assistant Treasurer
         M. V. Sim (1)           Assistant Treasurer
         K. J. Fillman (2)       Product Manager Investment Management Services
         D. A. Loney (2)         Director
         H. A. Rachfalowski (1)  Director
         T. C. Scott (2)         Director
         S. H. Zimmerman (3)     Director
         K. A. Phelan (2)        Assistant Treasurer

         (1) The business address is 330 University Avenue, Toronto, Ontario, Canada M5G 1R8.
         (2) The business address is 6201 Powers Ferry Road, NW, Suite 600, Atlanta, Georgia 30339 .
         (3) The business address is 800 Michigan National Tower, Lansing, Michigan 48933.

Item 26. Persons Controlled by or Under Common Control With the Depositor or Registrant

NAME                                      JURISDICTION      PERCENT OF                                 PRINCIPAL
----                                      ------------      VOTING SECURITIES OWNED                    BUSINESS
                                                            -----------------------                    ---------
The Canada Life Assurance Company         Canada            Mutual Company                             Life and Health
                                                                                                       Insurance

Canada Life Insurance Company of New      New York          Ownership of voting securities through     Life and Health
York                                                        Canada Life                                Insurance

Adason Properties Limited                 Canada            Ownership of all voting securities         Property
                                                            through Canada Life                        Management

Canada Life Irish Operations Limited      England           Ownership of all voting securities         Life and Health
                                                            through Canada Life                        Insurance

Canada Life Unit Trust Managers           England           Ownership of all voting securities         Unit Trust
Limited                                                     through Canada Life Irish Operations       Management

Canada Life Mortgage Services Ltd.        Canada            Ownership of all voting securities         Mortgage
                                                            through Canada Life                        Portfolios

The CLGB Property Company Limited         England           Ownership of all voting securities         Real Estate
                                                            through Canada Life Irish Operations       Investment

CLASSCO Benefit Services Limited          Canada            Ownership of all voting securities         Administrative
                                                            through Canada Life                        Services

Canada Life Casualty Insurance            Canada            Ownership of all voting securities         Property and
Company                                                     through Canada Life Insurance              Casualty
                                                                                                       Insurance

INDAGO Capital Management Inc.            Canada            Ownership of 50% of voting securities      Investment
                                                            through INDAGO Capital Management Inc.     Counseling
                                                            and 50% by the executive employees

Sherway Centre Limited                    Canada            Ownership of all voting securities         Real Estate
                                                            through Canada Life                        Broker

The Canada Life Assurance Company of      Rep. of Ireland   Ownership of all voting securities         Life and Health
Ireland Limited                                             through Canada Life Irish Operations       Insurance

Canlife - IBI Investment Services         Rep. of Ireland   Ownership of 50% of voting securities      Unit Trust
Limited                                                     through Canada Life Ass. (Ireland)         Management
                                                            Limited and 50% by the Investment Bank
                                                            of Ireland

Canada Life Financial                     England           Ownership of all voting securities         Life

NAME                                      JURISDICTION      PERCENT OF                                 PRINCIPAL
----                                      ------------      VOTING SECURITIES OWNED                    BUSINESS
                                                            -----------------------                    ---------
Services Company Limited                                    through Canada Life Irish Operations       Insurance

F.S.D. Investments Ltd.                   Rep. of Ireland   Ownership of all voting securities         Unit Fund Sales
                                                            through Canada Life Assurance (Ireland)    and Management
                                                            Limited

Canada Life Insurance Company of          US                Canada Life                                Life and Health
America                                                                                                Insurance

Canada Life of America Financial          Georgia           Ownership of all voting securities         Broker Dealer
Services Inc.                                               through CLICA

Canada Life of America Series Fund,       Maryland          Ownership of all voting securities         Mutual Fund
Inc.                                                        through CLICA

CLMS Realty Ltd.                          Canada            99% of the common shares and 100% of the   Realtor
                                                            convertible preference shares are owned
                                                            by Canada Life

Canada Life Pension & Annuities           Rep. of Ireland   Ownership of all voting securities         Life Assurance
(Ireland) Limited                                           through Canada Life Assurance (Ireland)
                                                            Limited

CLAI Limited                              Rep. of Ireland   Ownership of all voting securities         Holding,
                                                            through Canada Life Ireland Holdings       Service,
                                                            Limited                                    Management, and
                                                                                                       Investment
                                                                                                       Company

The Canada Life Assurance (Ireland)       Rep. of Ireland   Ownership of all voting securities         Life Insurance,
Limited                                                     through CLAI Limited and the Canada Life   Pension, and
                                                            Assurance Company of Ireland               Annuity

CL Capital Management, Inc.               Georgia           Ownership of all voting securities         Investment
                                                            through CLICA                              Advisor

Canada Life Capital Corporation Inc.      Canada            Ownership of all voting securities         External
                                                            through Canada Life                        Sources of
                                                                                                       Capital

Canada Life Securing Corporation Inc.     Canada            Ownership of all voting securities         Holding Company
                                                            through Canada Life

The Canada Life Group (UK) Limited        England           Ownership of all voting securities         Holding Company
                                                            through Canada life

Canada Life Holdings (UK) Limited         England           The Canada Life Group (UK) Limited         Holding Company

The Canada Life Assurance Company of      England           The Canada Life Group (UK) Limited         Life and Health
Great Britain

NAME                                      JURISDICTION      PERCENT OF                                 PRINCIPAL
----                                      ------------      VOTING SECURITIES OWNED                    BUSINESS
                                                            -----------------------                    ---------
Limited                                                     Limited                                    Insurance

Canada Life Management                    England           The Canada Life Group (UK) Limited         Unit Trust
(UK) Limited                                                                                           Sales &
                                                                                                       Management

Canada Life Group Services (UK)           England           The Canada Life Group (UK) Limited         Administrative
Limited                                                                                                Services

Canada Life Trustee Services (UK)         England           The Canada Life Group (UK) Limited         Trustee Services
Limited

Canada Life Ireland Holdings Limited      Ireland           Canada Life Irish Operations Limited       Holding Company

MetLife (UK) Limited                      England           Ownership of all voting securities         Holding Company
                                                            through Canada Life

MetLife Group Services Limited            England           Ownership of all voting securities         Administrative Services
                                                            through MetLife (UK) Limited

Metropolitan Unit Trust Managers          England           Ownership of all voting securities         Unit Trust Services
Limited                                                     through MetLife (UK) Limited

Albany International Assurance Limited    England           Ownership of all voting securities         Unit Investment Products
                                                            through MetLife (UK) Limited

Albany Life Assurance Company Limited     England           Ownership of all voting securities         Unit Life and Pension
                                                            through MetLife (UK) Limited               Insurance

Albany Pension Managers and Trustees      England           Ownership of all voting securities         Trustee Services
Limited                                                     through Albany Life Assurance Company
                                                            Limited

Crown Life

Item 27.       Number of Policy Owners

--------------------------------------------------------------------------------
As of January 25, 1999, there were no owners of Nonqualified Policies and no owners of Qualified Policies.
--------------------------------------------------------------------------------

Item 28.       Indemnification

Canada Life Insurance Company of America's By-Laws provide in Article II,
Section 10 as follows:

In addition to any indemnification to which a person may be entitled to under common law or otherwise, each person who is or was a director, an officer, or an employee of this Corporation, or is or was serving at the request of the Corporation as a director, an officer, a partner, a trustee, or an employee of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprises, whether profit or not, shall be indemnified by the Corporation to the fullest extent permitted by the laws of the State of Michigan as they may be in effect from time to time. This Corporation may purchase and maintain insurance on behalf of any such person against any liability asserted against and incurred by such person in any such capacity or arising out of his or her status as such, whether or not the corporation would have power to indemnify such person against such liability under the laws of the State of Michigan.

In addition, Sections 5241 and 5242 of the Michigan Insurance Code generally provides that a corporation has the power ( and in some instances the obligation) to indemnify a director, officer, employee or agent of the corporation, or a person serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another corporation or other entity (the "indemnities") against reasonably incurred expenses in a civil, administrative, criminal or investigative action, suit or proceeding if the indemnitee acted in good faith in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders or policyholders (or, in the case of a criminal action, if the indemnitee had no reasonable cause to believe his or her conduct was unlawful).

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 29.       Principal Underwriter

Canada Life of America Financial Services, Inc. (CLAFS) is the principal underwriter of the Policies as defined in the Investment Company Act of 1940.

The following table provides certain information with respect to each director and officer of CLAFS.

NAME AND PRINCIPAL                     POSITIONS AND OFFICES
BUSINESS ADDRESS                         WITH UNDERWRITER
------------------                     ---------------------
S. Benedetti**                         Chairman and Director
D. V. Rough*                           Treasurer
C. H. MacPhaul**                       Assistant Secretary
K. T. Ledwos**                         Administrative Officer and Director
S. Benedetti**                         President and Director
K. J. Fillman**                        Administrative Officer

___________________
*    The business address is 330 University Avenue, Toronto, Ontario, Canada
     M5G1RS.
** The business address is 6201 Powers Ferry Road, N.W., Suite 600, Atlanta, Georgia 30339.

Item 30.       Location of Accounts and Records

All accounts and records required to be maintained by Section 31(a) of the 1940 Act and the rules under it are maintained by CLICA at its Executive Office at 330 university Avenue, Toronto, Canada M5G1R8 and at 6201 Powers Ferry Rd., N.W., Atlanta, Georgia 30339.

Item 31.       Management Services

All management contracts are discussed in Part A or Part B.

Item 32

Undertakings

(a) Registrant undertakes that it will file a post effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes that it will include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to CLICA at the address or phone number listed in the Prospectus.

(d) Depositor undertakes to preserve on behalf of itself and Registrant the books and records required to be preserved by such companies pursuant to Rule 31a-2 under the Investment Company Act of 1940 and to permit examination of such books and records at any time or from time to time during business hours by examiners or other representatives of the Securities and Exchange Commission, and to furnish to said Commission at its principal office in Washington, D.C., or at any regional office of said Commission specified in a demand made by or on behalf of said Commission for copies of books and records, true, correct, complete, and current copies of any or all, or any part, of such books and records.

(e) The Registrant is relying on a letter issued by the staff of the Securities and Exchange Commission to the American Council of Life Insurance on November 28, 1988 (Ref. No. IP-6-88) stating that it would not recommend to the Commission that enforcement action be taken under
       Section 22(e), 27(c)(1), or 27(d) of the Investment Company Act of 1940 if the Registrant, in effect, permits restrictions on cash distributions from elective contributions to the extent necessary to comply with
       Section 403(b)(11) of the Internal Revenue Code of 1986 in accordance with the following conditions:

       (1) include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the policy;

       (2) include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the policy;

       (3) instruct sales representatives who may solicit individuals to purchase the policies specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of such individuals;

       (4) obtain from each owner who purchases a Section 403(b) policy, prior to or at the time of such purchase, a signed statement acknowledging the owner's understanding of (i) the redemption restrictions imposed by
       Section 403(b)(11), and (ii) the investment alternatives available under the employer's Section 403(b) arrangement, to which the owner may elect to transfer his or her policy value.

       The Registrant is complying, and shall comply, with the provisions of paragraphs (1) - (4) above.

(f) Canada Life Insurance Company of America hereby represents that the fees and changes deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Canada Life Insurance Company of America.

STATEMENT PURSUANT TO RULE 6c-7

CLICA and the Variable Account rely on 17 C.F.R., Section 270.6c-7 and represent that the provisions of that Rule have been or will be complied with. Accordingly, CLICA and the Variable Account are exempt from the provisions of
Section 22(e), 27(c)(1) and 27(d) of the Investment Company Act of 1940 with respect to any variable annuity contract participating in such account to the extent necessary to permit compliance with the Texas Optional Retirement Program.

                                  SIGNATURES

  As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all the requirements for effectiveness of this Registration Statement and has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, and the Province of Ontario on the 27th day of January, 1999.


                                    CANADA LIFE INSURANCE COMPANY OF AMERICA
                                    VARIABLE ANNUITY ACCOUNT 1


                                    By /s/ R.E. Beettam
                                       ----------------------------------------
                                       R. E. Beettam, President
                                       Canada Life Insurance Company of America


                                    CANADA LIFE INSURANCE COMPANY OF AMERICA

                                    By /s/ R.E. Beettam
                                       ----------------------------------------
                                       R. E. Beettam, President


  As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

     SIGNATURE                        TITLE                    DATE
     ---------                        -----                    ----


  /s/ D. A. Nield                     Chairman and Director    January 20, 1999
  ---------------                                              ----------------
  D. A. Nield


  /s/ R.E. Beettam                    President and Director   January 20, 1999
  ----------------                                             ----------------
  R. E. Beettam


  /s/ K. T. Ledwos                    Director                 January 20, 1999
  ----------------                                             ----------------
  K. T. Ledwos


  /s/ D. A. Loney                     Director                 January 20, 1999
  ---------------                                              ----------------
  D. A. Loney


  /s/ H. A. Rachfalowski              Director                 January 21, 1999
  ----------------------                                       ----------------
  H. A. Rachfalowski


  /s/ T. C. Scott                     Director                 January 17, 1999
  ---------------                                              ----------------
  T. C. Scott


  /s/ S. H. Zimmerman                 Director                 January 13, 1999
  -------------------                                          ----------------
  S. H. Zimmerman


  /s/ G. N. Isaac                     Treasurer                January 21, 1999
  ---------------                                              ----------------
  G. N. Isaac

                                 EXHIBIT INDEX


Exhibit                  Description of Exhibit
-------                  ----------------------

4 (a)          Form of Annuity Policy

5              Form of Application

9              Opinion and Consent of Counsel